   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 17, 1997.



                                                      REGISTRATION NO. 333-19449

================================================================================
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              SPECTRAN CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                                             04-2729372
(STATE OR OTHER JURISDICTION OF                               (IRS EMPLOYER
INCORPORATION OR ORGANIZATION)                            IDENTIFICATION NUMBER)

                                  50 HALL ROAD
                        STURBRIDGE, MASSACHUSETTS 01566
                                 (508) 347-2261
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                            RAYMOND E. JAEGER, PH.D.
                             CHAIRMAN OF THE BOARD
                              SPECTRAN CORPORATION
                                  50 HALL ROAD
                        STURBRIDGE, MASSACHUSETTS 01566
                                 (508) 347-2261
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

         IRA S. NORDLICHT, ESQ.                       WILLIAM C. LANCE, ESQ.
          HACKMYER & NORDLICHT                           PEABODY & BROWN
            645 FIFTH AVENUE                            101 FEDERAL STREET
        NEW YORK, NEW YORK 10022                   BOSTON, MASSACHUSETTS 02110
             (212) 421-6500                               (617) 345-1000


                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------

                        CALCULATION OF REGISTRATION FEE
===========================================================================================================
                                                     PROPOSED MAXIMUM  PROPOSED MAXIMUM
TITLE OF EACH CLASS OF SECURITIES    AMOUNT TO BE   OFFERING PRICE PER AGGREGATE OFFERING     AMOUNT OF
         TO BE REGISTERED           REGISTERED(1)        SHARE(2)           PRICE          REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------
Common Stock, $.10 par value per
  share...........................     2,070,000         $23.3125        $48,256,875         $14,624
===========================================================================================================

(1) Includes 270,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED JANUARY 17, 1997

PROSPECTUS

                                1,800,000 SHARES

                                 [SepcTran LOGO]

                                  COMMON STOCK


     Of the 1,800,000 shares of Common Stock offered hereby, 1,450,000 shares are being sold by SpecTran Corporation ("SpecTran" or the "Company") and 350,000 shares are being sold by a Selling Stockholder. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholder. The Common Stock is quoted on the Nasdaq National Market under the symbol "SPTR." On January 15, 1997, the last reported sale price for the Common Stock, as reported on the Nasdaq National Market, was $21.00 per share. See "Price Range of Common Stock and Dividend Policy."


                            ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 6.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
      THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

===========================================================================================
                                                                              PROCEEDS TO
                                             UNDERWRITING     PROCEEDS TO       SELLING
                            PRICE TO PUBLIC   DISCOUNT(1)     COMPANY(2)    STOCKHOLDER(2)
-------------------------------------------------------------------------------------------
Per Share..................        $               $               $               $
-------------------------------------------------------------------------------------------
Total(3)...................        $               $               $               $
===========================================================================================

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the offering payable by the Company estimated at $400,000 and payable by the Selling Stockholder estimated at $60,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to a maximum of 270,000 additional shares of Common Stock to cover over-allotments, if any. If such option is exercised in full, the total "Price to Public," "Underwriting Discount" and "Proceeds to Company" will be $ , $ and $ , respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in Boston, Massachusetts, on or about , 1997.

TUCKER ANTHONY                                  RAYMOND JAMES & ASSOCIATES, INC.
 INCORPORATED

           THE DATE OF THIS PROSPECTUS IS                     , 1997

(Inside Front Cover - PAGE 2 Captions)

Corporate logo on the top of the page with the text immediately below "Innovation in optical fiber"

1. Picture of glass preforms.

     Text under the picture "Spectran Communication Fiber Technologies, Inc. - Multimode optical fiber - Single-mode optical fiber"

2. Picture of computer peripheral, keyboard and mouse.

     Text under the picture "Spectran Specialty Optics Company - Specialty fiber and cable - Value-added components and assemblies"

3. Picture of four different types of cables.

     Text under the picture "General Photonics, LLC a Spectran/General Cable Joint Venture - Engineered fiber optic cable - Installation products"

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. IN ADDITION, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                            ------------------------


     The following trademarks and tradenames of SpecTran are mentioned in this
Prospectus: SPECTRAGUIDE[Registered Trademark], HCS[Registered Trademark] (Hard Clad Silica), Avioptics[Trademark], Flightguide[Trademark],
PYROCOAT[Trademark], V-System[Trademark] and V-Pin[Trademark].

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the financial statements and notes thereto, appearing elsewhere in this Prospectus or incorporated herein by reference. The discussion in this Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties. The Company's actual results and the timing of certain events may differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

                                  THE COMPANY

     SpecTran Corporation ("SpecTran" or the "Company") develops, manufactures and markets high quality optical fiber, optical fiber cables and value-added optical fiber components and assemblies. The Company's products are used in a broad range of applications, including local area networks ("LANs"), wide area networks ("WANs"), customer premises systems, computer and peripheral connections, intranets, the Internet, telephone systems, industrial process controls, avionics and medical devices. The Company, either directly or through its joint venture, sells its products to over 500 customers, including large multi-national companies such as Lucent Technologies Inc. ("Lucent"), Corning Incorporated ("Corning"), Siemens-Rolm, Nortel, Lockheed-Martin and Ericsson.

     Rapid advances in information, communications and entertainment technologies are creating growing demand for higher speed, greater bandwidth communications, which the Company believes will be increasingly satisfied by optical fiber-based communication systems. Optical fiber offers a number of advantages over many other modes of communication, such as increased bandwidth, lower transmission loss, immunity to electromagnetic and radio frequency interference, greater security, smaller size and lower weight. An industry expert forecasts that worldwide consumption of optical fiber and cable will grow at a compound annual rate of approximately 18% in kilometers over the period of 1996-2001. The Company primarily focuses on niche markets which it believes will grow at significantly faster rates than the overall optical fiber and cable market during this period.

     SpecTran operates through two wholly-owned subsidiaries, SpecTran Communication Fiber Technologies, Inc. ("SpecTran Communication") and SpecTran Specialty Optics Company ("SpecTran Specialty"), and through General Photonics, LLC ("General Photonics"), a recently formed joint venture with General Cable Corporation ("General Cable"), one of the largest manufacturers and suppliers in the United States wire and cable industry. SpecTran Communication develops, manufactures and markets multimode and single-mode optical fiber for data communications and telecommunications applications. SpecTran Specialty, acquired in February 1994, develops, manufactures and markets specialty multimode and single-mode fiber and value-added fiber optic products for industrial, military/aerospace, communication and medical applications. General Photonics develops, manufactures and markets communications-grade fiber optic cable primarily for the customer premises market in the United States, Canada and Mexico.

     SpecTran's strategy is to capitalize on its proprietary manufacturing processes and technologies and license rights in order to strengthen its position as a leading supplier to data communications and specialty markets and to further penetrate targeted international telecommunications markets. The Company is implementing this strategy by increasing its production capacity and efficiency; pursuing alliances with other industry leaders; developing higher-margin, value-added products; expanding international and domestic distribution; leveraging its core technologies and acquiring complementary products, technologies and businesses. The Company's research and development activities are directed towards improving its manufacturing processes and efficiencies for existing products as well as developing new products. The Company intends to focus on market niches where it has established or believes it can develop a leadership position, deliver technologically innovative products and continue to capitalize on its vertically integrated infrastructure.

     SpecTran, incorporated in 1981 in Delaware, has executive offices at 50 Hall Road, Sturbridge, Massachusetts 01566, and its telephone number is (508) 347-2261.

--------------------------------------------------------------------------------

                                  THE OFFERING

Common Stock Offered by Company..............   1,450,000 shares
Common Stock Offered by the
  Selling Stockholder........................     350,000 shares
Common Stock to be Outstanding after
  the Offering...............................   7,200,071 shares(1)
Use of Proceeds..............................   For the expansion of manufacturing capacity,
                                                working capital and general corporate
                                                purposes. See "Use of Proceeds."
Nasdaq National Market Symbol................   SPTR

---------------
(1) Based upon 5,400,071 shares of Common Stock of the Company issued and outstanding on December 31, 1996. Excludes 650,703 shares of Common Stock subject to options granted to employees and directors of the Company at a weighted average exercise price of $9.64 per share. Includes 350,000 shares of Common Stock to be outstanding upon exercise by the Selling Stockholder of its warrant to purchase such shares at an exercise price of $2.00 per share, which shares are being sold by the Selling Stockholder in the offering.

                            ------------------------

     Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option to purchase up to 270,000 shares of Common Stock and does not reflect the exercise after December 31, 1996 of options issued under the Company's Incentive Stock Option Plans.
-------------------------------------------------------------------------------

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following data should be read in conjunction with the Company's consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included or incorporated by reference in this Prospectus.

                                                                                               NINE MONTHS ENDED
                                                       YEARS ENDED DECEMBER 31,                  SEPTEMBER 30,
                                          --------------------------------------------------   -----------------
                                           1991      1992      1993     1994(1)   1995(2)(3)    1995     1996(3)
                                          -------   -------   -------   -------   ----------   -------   -------
                                                                                                  (UNAUDITED)
STATEMENTS OF OPERATIONS DATA(3):
Net Sales...............................  $16,255   $21,371   $25,578   $26,926    $ 38,581    $27,035   $44,915
Gross Profit............................    6,096     8,734     9,615     7,623      13,061      9,094    16,294
Income (Loss) from Operations...........    3,218     4,852     5,368      (670)        565        293     4,064
Net Income (Loss).......................    2,758     3,644     3,655      (487)        542        270     2,524
Net Income (Loss) per Share.............  $   .50   $   .66   $   .67   $  (.09)   $    .10    $   .05   $   .43
Weighted Average Number of Common Shares
  Outstanding...........................    5,521     5,556     5,488     5,203       5,583      5,410     5,930


                                                                           AS OF SEPTEMBER 30, 1996
                                                                   ----------------------------------------
                                                                                                 PRO FORMA
                                                                   ACTUAL      PRO FORMA(4)     ADJUSTED(5)
                                                                   -------     ------------     -----------
BALANCE SHEET DATA(3):
Working Capital..................................................  $16,168        29,789          $58,712
Total Assets.....................................................   46,561        57,846           86,769
Long-term Debt...................................................   12,000        24,000           24,000
Stockholders' Equity.............................................   27,163        27,361           56,284


---------------
(1) Included in 1994 are results of SpecTran Specialty from its date of acquisition on February 18, 1994.

(2) Included in 1995 are results of Applied Photonic Devices, Inc. from its date of acquisition on May 23, 1995.


(3) See accompanying pro forma condensed consolidated balance sheet as of September 30, 1996 and pro forma condensed consolidated statements of operations for the year ended December 31, 1995 and the nine months ended September 30, 1996, following the consolidated financial statements, giving effect to the formation of General Photonics as if that transaction had occurred January 1, 1995 and the sale of $24.0 million of senior notes and the restructuring of the Company's revolving credit facility, as if those transactions had occurred September 30, 1996. See also "Recent Developments -- Senior Debt Financing and Refinancing of Existing Bank Loans" and "Recent Developments -- Joint Venture."


(4) Adjusted on a pro forma basis to give effect to the formation of General Photonics and the senior debt financing and refinancing as shown in the accompanying pro forma condensed consolidated financial statements.


(5) Adjusted to reflect (i) the events described under "Recent Developments -- Senior Debt Financing and Refinancing of Existing Bank Loans" and "Recent Developments -- Joint Venture," (ii) the sale of 1,450,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $21.00 per share and the application of the estimated net proceeds to the Company therefrom as described under "Use of Proceeds" and (iii) the exercise by the Selling Stockholder of its warrant to purchase 350,000 shares of Common Stock at an exercise price of $2.00 per share.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, prospective investors should consider the following risk factors inherent in and affecting the business of the Company. The discussion in this Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties. Such statements include market size, market growth rates and market share estimates, about which the Company cannot provide any assurances of accuracy. The Company's actual results and the timing of certain events may differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

     COMPETITION. The markets for the Company's products are very competitive. The Company's main competitors for its general applications optical fibers, including both data communications and telecommunications, are its licensors, Corning and Lucent, to whom the Company pays royalties and who have substantially greater resources and operating experience than the Company. The Company's main competitors for its specialty fiber and fiber products generally have been smaller operations, but some of these competitors are part of companies with greater resources and operating experience than the Company. General Photonics' optical fiber cable products compete with products offered by large companies with substantially greater resources and operating experience than General Photonics or the Company. Access to the United States optical fiber market is to some extent limited by patents covering fundamental optical fiber technology. The Company believes that certain Corning patents, which may have been relevant to the Company's single-mode fiber, including patents covered by a non-exclusive license from Corning to the Company, have expired in many countries (including the United States). The Company further believes that a certain United States patent, covered by this non-exclusive license, with relevance to the Company's multimode fiber, expires in 1999. In addition, the Company believes that a certain Lucent patent licensed to the Company relating to its multimode and single-mode fiber expires in 1997. The expiration of these patents may permit other companies to enter the market without a Corning or Lucent patent license. In addition, there can be no assurance that other companies, foreign or domestic, will not be licensed by Corning or Lucent. Competition could increase if new companies enter the market or if existing competitors expand their product lines. An increase in competition could have a material adverse effect on the Company's business, results of operations or financial condition because of, among other things, price reductions and loss of market share. There can be no assurance that the Company will be able to maintain its competitive position. See "Business -- Competition."

     PRICE COMPETITION AND CHANGING MARKET CONDITIONS. Price competition for the Company's optical fiber is intense. In past periods in which excess supply or production capacity has been available, the unit price of optical fiber has declined and customers have been reluctant to enter into long-term supply agreements. For example, in 1994 the Company's unit price, gross margins and net income declined due, in part, to industry oversupply and to two large customers supplying their needs internally. Industry experts have noted that demand for optical fiber currently exceeds supply and the Company believes that demand will continue to exceed supply in the near term. However, a number of the Company's competitors have announced capacity increases which could become operational as early as the latter part of 1997. There can be no assurance that market conditions will not change in the future. A decline in the unit price of the Company's optical fiber due to changes in the market could have a material adverse effect on the Company's business, results of operations or financial condition. See "Business -- Competition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     TECHNOLOGICAL ADVANCES; DEPENDENCE ON FUTURE PRODUCT DEVELOPMENT. The fiber optic industry has been characterized by rapid technological advances and improvements in manufacturing efficiencies. The Company's ability to operate profitably depends, in large part, upon its timely access to, or development of, technological advances and its ability to use those advances to improve existing products, develop new products and manufacture those products efficiently. There is no assurance that the Company will be successful in these endeavors. The failure to introduce new or enhanced products on a timely and cost competitive basis could have a material adverse effect on the Company's business, results of operations or financial condition. See "Business -- Research and Development."

     COMPETING TECHNOLOGIES. The Company's fiber optic products compete directly with other existing products which use competing technologies, including copper wire, enhancements to the existing copper wire telephony infrastructure and wireless communications. Improvements in existing alternative approaches or the development and introduction of new competing approaches or technologies to the Company's fiber optic products could have a material adverse effect on the Company's business, operating results or financial condition.

     MANAGEMENT OF GROWTH. The Company has experienced rapid growth, particularly during 1995 and the first nine months of 1996. The future success of the Company will depend upon, among other factors, the ability of the Company to generate capital through operations, to recruit and retain highly skilled and experienced management and technical personnel and to manage the effects of growth on all aspects of its business, including research, development, manufacturing, distribution, marketing, administration and finance. Any failure by the Company to generate adequate capital, attract or retain necessary personnel, conduct its expansion or manage growth effectively could have a material adverse effect on the Company's business, results of operations or financial condition.


     CAPACITY EXPANSIONS. Currently, the Company is operating substantially at full capacity at its principal fiber manufacturing plant in Sturbridge, Massachusetts. The Company has recently begun a major capacity expansion at that manufacturing facility, and SpecTran Specialty is expanding and moving into a new facility. There can be no assurance that these expansions in manufacturing capacity will be completed on time and/or on budget, that the Company will not experience manufacturing delays or problems, a decrease in production yields and other inefficiencies that can accompany the start-up of new manufacturing facilities or that adequate equipment and personnel will be available to operate these new manufacturing facilities. The completion of the Company's planned expansions will require substantial funds. The Company anticipates that the estimated net proceeds from this offering, borrowings and internally generated cash flow will be adequate to fund the expansions. If adequate funds are not available to complete the expansions, the Company may be required to scale-down the expansion. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." If the Company experiences significant delays or problems in implementing its capacity expansions, such delays or problems could have a material adverse effect on the Company's business, results of operations or financial condition.


     CORNING LICENSE, INCLUDING LIMITATIONS THEREUNDER. A significant portion (approximately 43% in 1995 and 40% in the first nine months of 1996) of the optical fiber manufactured and sold by the Company is subject to its license from Corning which contains certain annual quantity limitations. Sales made directly or indirectly to certain customers such as Corning, Lucent and the United States Government are permitted without limitation. The quantities that can be manufactured under the license increase annually through the year 2000. The Company believes, however, that after expiration of a certain Corning patent in 1999, it no longer will need this license to manufacture any of its current multimode products, and, thus, no longer will be subject to these quantity limitations. The Company believes that manufacturing and sale of its single-mode fiber is not subject to the Corning license. Corning has the right to terminate the license in the event that more than 30% of the Company's voting stock is acquired, directly or indirectly, by another manufacturing company. Such termination could have a material adverse effect on the Company's business, results of operations or financial condition. See "Business -- Proprietary Rights."


     MATERIAL SUPPLY AGREEMENTS. In 1996 the Company announced three-year agreements with Corning and Lucent to supply multimode fiber valued at approximately $28 million and $35 million in total revenues, respectively. Should the Company not be able to perform under these agreements, such failure would have a material adverse effect on its business, results of operations and financial condition.


     NEW JOINT VENTURE. In December 1996 the Company announced the formation of General Photonics, a joint venture with General Cable for the manufacture of optical cable. General Photonics will purchase its optical fiber from the Company and General Cable will become the joint venture's principal sales outlet for optical fiber cable for the customer premises market in the United States, Canada and Mexico. The Company believes that it will be able to supply General Photonics' needs for optical fiber products. The Company also believes, but cannot assure, that General Cable will be able to sell General Photonics' optical cable products and that General Photonics will become a major customer of the Company. In addition, there are risks inherent in a joint venture relationship including, among other things, whether the parties will be able to work together successfully and share the same goals and strategies over a long period of time. Failure of the General Photonics joint venture could have a material adverse effect on the Company's business, results of operations or financial condition. See "Business -- Customers and Marketing" and "Recent Developments -- Joint Venture."

     INTERNATIONAL SALES. For the fiscal years ended December 31, 1994 and 1995 and the nine month period ended September 30, 1996, export sales from the United States accounted for approximately 11%, 22% and 25%, respectively, of the Company's total revenues. The Company anticipates that international sales will continue to account for a significant portion of sales. The Company intends to continue to expand its export sales and to enter additional international markets, which will require significant management attention and financial resources. The Company's operating results are subject to the risks inherent in international sales, including, but not limited to, regulatory requirements, political and economic changes and disruptions, transportation delays and potentially adverse tax consequences. In addition, fluctuations in exchange rates may render the Company's products less competitive relative to local product offerings, or could result in foreign exchange losses, depending upon the currency in which the Company sells its products. Sales of certain products may be restricted by foreign patents, and the Company may be required to seek additional patent licenses and pay royalties. These factors could have a material adverse effect on the Company's business, results of operations or financial condition.

     SIGNIFICANT DEPENDENCE UPON SINGLE OPTICAL FIBER MANUFACTURING
FACILITY. While some manufacturing of optical fiber is done at the Company's facility in Avon, Connecticut, substantially all of its manufacturing of optical fiber occurs at its plant in Sturbridge, Massachusetts. Although the Company maintains a certain amount of business interruption insurance, any significant disruption of operations at this facility, its other facilities or those of General Photonics could have a material adverse effect on the Company's business, results of operations or financial condition.


     ENVIRONMENTAL REGULATIONS. The Company is subject to a number of federal, state and local governmental regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in its business. Any failure to comply with present or future regulations could result in fines being imposed on the Company and the suspension of production or a cessation of operations. In addition, such regulations could restrict the Company's ability to expand or could require the Company to acquire costly equipment or to incur other significant expenses to comply with environmental regulations or to remediate any pollution.


     MERGERS AND ACQUISITIONS. The Company may in the future pursue acquisitions of complementary product lines, technologies or businesses. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, which could have a material adverse effect on the Company's business, results of operations or financial condition. In addition, mergers and acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management's attention from other business concerns, the risk of entering markets in which the Company has no or limited direct prior experience, the seasonality of sales, the possible difficulty of operating companies in different geographical locations with different corporate cultures, and the potential loss of key employees of the acquired company. There are currently no binding agreements or understandings with respect to any future acquisitions.

     FLUCTUATIONS IN OPERATING RESULTS. The Company's revenues and operating results may vary significantly from quarter to quarter as a result of a number of factors, many of which are outside of management's control. These factors include, among others, changes in demand for the Company's products, changes in pricing policies by the Company and its competitors, manufacturing delays and inefficiencies, the timing of the Company's and its competitors' planned capacity increases, the entrance of new competitors, the timing and impact of acquisitions and general economic conditions both domestically and internationally.

     VOLATILITY OF THE COMPANY'S STOCK PRICE. The market price of the Company's Common Stock has fluctuated significantly. The Company believes that factors both related and unrelated to the performance of the Company have caused market price volatility, and there can be no assurance that the market price of the Company's Common Stock will not experience significant fluctuations in the future. See "Price Range of Common Stock and Dividend Policy."

     NO DIVIDENDS. The Company has paid no dividends since its inception. It anticipates retaining future earnings for operations and does not anticipate that dividends will be paid in the foreseeable future. See "Price Range of Common Stock and Dividend Policy."


     ANTI-TAKEOVER PROVISIONS. Certain provisions of the Company's Restated Certificate of Incorporation and Amended and Restated By-Laws and Delaware law could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. See "Description of Securities." In addition, Corning has the right to terminate its patent license to the Company in the event that more than 30% of the Company's voting stock is acquired, directly or indirectly, by another manufacturing company. In connection with the recently formed General Photonics joint venture, General Cable has agreed that it will not, without the Company's consent, acquire any interest in the Company's securities for at least the life of the venture. The Company has recently sold $24.0 million of senior secured notes. The holders of the senior secured notes have the right to require the Company to repay the senior secured notes if any person other than a member of then current management or a group composed of all members of then current management acquires more than 30% of the Company's voting stock prior to January 1, 2000 or 50% of the Company's voting stock thereafter. See "Recent Developments -- Senior Debt Financing and Refinancing of Existing Bank Loans." Some employee benefits may be accelerated upon the occurrence of certain change in control events. Such arrangements, individually and in the aggregate, could diminish the opportunities for a stockholder to participate in tender offers (including tender offers at a price above the then current market price of the Common Stock), mergers and major corporate transactions and could limit the price that certain investors might be willing to pay in the future for shares of Common Stock.

                              RECENT DEVELOPMENTS

     Joint Venture. In December 1996, the Company formed General Photonics, a 50-50 joint venture between the Company and General Cable. General Cable, a subsidiary of Wassall plc, is one of the leading manufacturers and suppliers in the United States wire and cable industry, with 1995 sales approximating $1.1 billion. General Cable, through its subsidiary, General Cable Industries, Inc. purchased certain assets of the Company's optical fiber cable subsidiary, Applied Photonic Devices, Inc. ("APD"), for approximately $6.3 million (subject to adjustment) and then contributed them to General Photonics for a 50% equity interest. APD contributed its remaining assets to General Photonics in exchange for the other 50% equity interest. General Photonics' primary mission is to design, develop and manufacture optical fiber cable for the customer premises market in the United States, Canada and Mexico. General Photonics will purchase its optical fiber from SpecTran Communication. Fiber optic cable and other products manufactured by General Photonics will be marketed primarily through General Cable's direct sales force and sales representatives, with marketing, technical sales support as well as some direct sales and customer support provided by General Photonics personnel. Both the Company and General Cable have agreed not to compete with General Photonics. In addition, General Cable has agreed that it will not, without the Company's consent, acquire any interest in the Company's securities for at least the life of the joint venture. General Photonics will be accounted for as an unconsolidated subsidiary under the equity method of accounting pursuant to which the Company will record its 50% interest in the net operating results. Prior to the formation of General Photonics, APD's results of operations, including net sales and expenses, were consolidated with those of the Company. APD's operations had accounted for approximately 25% of the Company's 1996 net sales. See "Pro Forma Condensed Consolidated Financial Information."

     Senior Debt Financing and Refinancing of Existing Bank Loans. In December 1996, the Company sold to a limited number of selected institutional investors an aggregate principal amount of $24.0 million of senior secured notes (the "Notes"), consisting of $16.0 million of 9.24% Series A Senior Secured Notes due December 26, 2003 (the "Series A Notes") and $8.0 million of 9.39% Series B Senior Secured Notes due December 26, 2004 (the "Series B Notes"). Interest on the Notes is payable semi-annually, with five equal annual principal repayments required beginning December 26, 1999 for the Series A Notes and December 26, 2000 for the Series B Notes. The Notes constitute senior secured debt of the Company secured by a first priority security interest in substantially all of the assets of the Company and all current and hereinafter created or acquired subsidiaries, a pledge by the Company of the issued and outstanding stock of its subsidiaries and mortgages on real estate owned by the Company's subsidiaries. The Company's obligations are also guaranteed by the Company's subsidiaries and rank on an equal basis with all other senior secured indebtedness of the Company. The Company may repay the Notes at any time, subject to the payment of an amount to compensate the noteholders for lost interest, except for a one-time prepayment of up to $3.0 million of the Notes, ratably, which the Company may make without any such payment on any annual anniversary date of the Notes commencing December 26, 2000. The noteholders have the right to require repayment of the notes if any person other than a member of then current management or a group composed of all members of then current management acquires more than 30% of the voting stock of the Company prior to January 1, 2000 or 50% thereafter. The Notes also provide for certain financial and non-financial covenants usual for this type of transaction. The Company concurrently used approximately $14 million from the sale of the Notes to repay all outstanding indebtedness and restructured its existing $22.0 million of total borrowing capacity with its principal bank, composed of a $14.5 million revolving credit agreement and $7.5 million in equipment and real estate term loans, into a $20.0 million revolving credit agreement, maturing December 1999, with the same security interest in the Company's assets as the Notes. The Company has the option to select from time to time the interest rate on the revolving credit agreement at either the LIBOR rate plus 1.5% or Fleet Bank's prime rate provided that, under certain circumstances, Fleet Bank may deem that the LIBOR rate is not available. See "Pro Forma Condensed Consolidated Financial Information."

     Expansion of Manufacturing Facility. The Company has commenced the expansion of its principal manufacturing facility for multimode and single-mode fiber located in Sturbridge, Massachusetts. The expansion will increase the size of the facility from approximately 50,000 square feet to approximately 100,000 square feet and is expected to result in an approximately 100% increase in manufacturing capacity. This expansion is planned in stages (the first phase is expected to be completed in the second half of 1997) and will be financed by the net proceeds of this offering, cash flow from operations and borrowings. See "Business -- Properties" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Acquisition of New Facility by Specialty Fiber Operation. In October 1996, SpecTran Specialty purchased a 42,000 square foot building located in Avon, Connecticut. The Company expects that the facility will be ready to commence manufacturing operations in approximately mid-1997. The Company will continue to conduct its specialty fiber operations at its current facilities until modifications to the new building are completed. The Company is expanding the new facility to approximately 58,000 square feet which it anticipates will result in an increase in SpecTran Specialty's manufacturing capacity of approximately 50%. See "Business -- Properties."

     Recent Supply Agreements. In 1996 the Company announced three year agreements with Corning and Lucent to supply multimode fiber valued at approximately $28 million and $35 million in total revenues, respectively. These sales are not subject to the annual quantity limitations contained in the Company's patent license from Corning.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 1,450,000 shares of Common Stock offered hereby by the Company are estimated to be $28.2 million ($33.6 million if the Underwriters' over-allotment option is exercised in full), at an assumed public offering price of $21.00 per share and after deducting the underwriting discount and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder in this offering, but will receive $700,000 from the Selling Stockholder's exercise of its warrant.


     The Company intends to use the net proceeds from this offering for the expansion of manufacturing capacity, working capital and general corporate purposes. Pending such use, net proceeds will be invested in short-term, high-grade interest-bearing securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "SPTR." Set forth below is high and low sales price information for the Company's Common Stock for the periods indicated as reported on the Nasdaq
National Market:



                                                                           HIGH       LOW
                                                                           ----       ----
    1995
    First Quarter........................................................   6 5/8      4 5/8
    Second Quarter.......................................................   7 1/4      4 7/8
    Third Quarter........................................................   7 1/8      5 1/2
    Fourth Quarter.......................................................   6 5/8      5

    1996
    First Quarter........................................................   8 7/8      5 1/4
    Second Quarter.......................................................  28 5/8      8
    Third Quarter........................................................  22 1/8     12 1/2
    Fourth Quarter.......................................................  19 3/8     16 1/8

    1997
    First Quarter (through January 15, 1997).............................  24 1/4     19 1/2



     On January 15, 1997, the closing price of the Common Stock, as reported on the Nasdaq National Market, was $21.00, and on that date there were 742 holders of record of the Company's Common Stock.


     The Company has not paid any cash dividends on the Common Stock and does not intend to pay cash dividends in the foreseeable future. The Company expects that earnings will be retained to finance the Company's business. Future dividends, if any, will depend upon the Company's earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by the Company's Board of Directors from time to time.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of September 30, 1996 on a pro forma basis to reflect the events described under "Recent Developments -- Senior Debt Financing and Refinancing of Existing Bank
Loans" and "Recent Developments -- Joint Venture," and on a pro forma adjusted basis to reflect (i) the sale of 1,450,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $21.00 and the application of the estimated net proceeds to the Company therefrom as described under "Use of Proceeds," and (ii) the exercise by the Selling Stockholder of its warrant to purchase 350,000 shares of Common Stock at an exercise price of $2.00 per share.
This table should be read in conjunction with, and is qualified in its entirety by, the Company's financial statements and the notes thereto included elsewhere or incorporated by reference in this Prospectus.



                                                                      SEPTEMBER 30, 1996
                                                             -------------------------------------
                                                                                        PRO FORMA
                                                             ACTUAL      PRO FORMA      ADJUSTED
                                                             -------     ---------     -----------
                                                                       (IN THOUSANDS)
Long-term Debt.............................................  $12,000      $24,000        $24,000
                                                             -------      -------        -------
Stockholders' Equity:
  Common Stock, voting, $.10 par value; authorized
     20,000,000 shares; 5,396,963 issued and outstanding
     (actual and pro forma); 7,196,963 (pro forma adjusted)
     (1)...................................................      539          539            719
  Common Stock, non-voting, $.10 par value; authorized
     250,000 shares; none issued...........................       --                          --
Paid-in Capital............................................   26,745       26,745         55,488
Net Unrealized Gain on Marketable Securities...............       15           15             15
Retained Earnings (Deficit)................................     (136)          62             62
                                                             -------      -------        -------
          Total Stockholders' Equity.......................   27,163       27,361         56,284
                                                             -------      -------        -------
          Total Capitalization.............................  $39,163      $51,361        $80,284
                                                             =======      =======        =======

---------------
(1) Excludes 643,811 shares of Common Stock subject to options granted to employees and directors of the Company at a weighted average exercise price of $9.45 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected consolidated financial data should be read in conjunction with the Company's consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere or incorporated by reference in this Prospectus. The statements of operations data for the years ended December
31, 1993, 1994 and 1995, and the balance sheet data at December 31, 1994 and 1995 are derived from, and are qualified by reference to, the audited consolidated financial statements and related notes thereto included elsewhere in this Prospectus which have been audited by KPMG Peat Marwick LLP. The statements of operations data for the years ended December 31, 1991 and 1992 and the balance sheet data at December 31, 1991, 1992 and 1993 are derived from audited consolidated financial statements not included herein. The statements of operations data for the nine months ended September 30, 1995 and 1996 and the balance sheet data at September 30, 1996 are derived from unaudited consolidated financial statements that include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The results of operations for the nine months ended September 30, 1996 or any other period are not necessarily indicative of future results.

                                                                                                        NINE MONTHS ENDED
                                                             YEARS ENDED DECEMBER 31,                     SEPTEMBER 30,
                                              ------------------------------------------------------    ------------------
                                               1991       1992       1993      1994(1)    1995(2)(3)     1995      1996(3)
                                              -------    -------    -------    -------    ----------    -------    -------
                                                                                                            (UNAUDITED)
STATEMENTS OF OPERATIONS DATA(3):
Net Sales...................................  $16,255    $21,371    $25,578    $26,926      $38,581     $27,035    $44,915
Cost of Sales...............................   10,159     12,637     15,963     19,303       25,520      17,941     28,621
                                              -------    -------    -------    -------      -------     -------    -------
Gross Profit................................    6,096      8,734      9,615      7,623       13,061       9,094     16,294
Selling and Administrative Expenses.........    2,525      3,253      3,293      6,319        9,669       6,698      9,909
Research and Development Cost...............      353        629        954      1,974        2,827       2,103      2,321
                                              -------    -------    -------    -------      -------     -------    -------
Income (Loss) from Operations...............    3,218      4,852      5,368       (670)         565         293      4,064
Interest Income.............................      245        244        246        327          328         240        166
Interest Expense............................      (81)       (58)       (37)      (303)        (626)       (434)      (528)
Other, Net..................................       46        (26)        52        159          510         358        122
                                              -------    -------    -------    -------      -------     -------    -------
Other Income (Expense), Net.................      210        160        261        183          212         164       (240)
Income (Loss) before Income Taxes...........    3,428      5,012      5,629       (487)         777         457      3,824
Income Tax Expense..........................      670      1,368      1,974         --          235         187      1,300
                                              -------    -------    -------    -------      -------     -------    -------
Net Income (Loss)...........................  $ 2,758    $ 3,644    $ 3,655    $  (487)     $   542     $   270    $ 2,524
                                              =======    =======    =======    =======      =======     =======    =======
Net Income (Loss) per Share.................  $   .50    $   .66    $   .67    $  (.09)     $   .10     $   .05    $   .43
Weighted Average Number of Common Shares
  Outstanding...............................    5,521      5,556      5,488      5,203        5,583       5,410      5,930
                                              =======    =======    =======    =======      =======     =======    =======


                                                                                              AS OF SEPTEMBER 30, 1996
                                                AS OF DECEMBER 31,                     --------------------------------------
                                ---------------------------------------------------                                PRO FORMA
                                 1991       1992       1993       1994       1995      ACTUAL     PRO FORMA(4)    ADJUSTED(5)
                                -------    -------    -------    -------    -------    -------    ------------    -----------
BALANCE SHEET DATA(3):
Working Capital...............  $ 7,780    $11,860    $11,853    $11,379    $15,959    $16,168       $29,789        $58,712
Total Assets..................   19,810     22,848     26,712     31,362     40,365     46,561        57,846         86,769
Long-term Debt................      708        367        300      5,240     10,000     12,000        24,000         24,000
Stockholders' Equity..........   15,864     20,009     23,614     23,104     24,296     27,163        27,361         56,284

---------------
(1) Included in 1994 are results of SpecTran Specialty from its date of acquisition on February 18, 1994.

(2) Included in 1995 are results of APD from its date of acquisition on May 23, 1995.

(3) See accompanying pro forma condensed consolidated balance sheet at September 30, 1996 and pro forma condensed consolidated statements of operations for the year ended December 31, 1995 and the nine months ended September 30, 1996, following the consolidated financial statements, giving effect to the formation of General Photonics as if that transaction had occurred January 1, 1995 and the sale of $24.0 million of senior notes and the restructuring of the Company's revolving credit facility as if those transactions had occurred September 30, 1996. See also "Recent Developments -- Senior Debt Financing and Refinancing of Existing Bank Loans" and "Recent Developments -- Joint Venture."

(4) Adjusted on a pro forma basis to give effect to the formation of General Photonics and the senior debt financing and refinancing as shown in the accompanying pro forma condensed consolidated financial statements.


(5) Adjusted to reflect (i) the events described under "Recent Developments -- Senior Debt Financing and Refinancing of Existing Bank Loans" and "Recent Developments -- Joint Venture," (ii) the sale of 1,450,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $21.00 per share and the application of the estimated net proceeds to the Company therefrom as described under "Use of Proceeds" and (iii) the exercise by the Selling Stockholder of its warrant to purchase 350,000 shares of Common Stock at an exercise price of $2.00 per share.


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     This Management's Discussion and Analysis of Financial Condition and Results of Operations section and other parts of this Prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties. The Company's actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and in "Risk Factors" and "Business."

OVERVIEW

     Currently, SpecTran develops, manufactures, and markets high quality optical fiber, optical fiber cables and value-added optical fiber components and assemblies. Prior to 1993, the Company had a narrow customer base and was focused on the production of multimode fiber for the domestic market. In 1993 the Company began to implement a strategic plan to diversify its products, markets and customer base. As part of this plan, the Company reintroduced single-mode fiber in 1993 and began marketing it internationally. In 1994 the Company acquired Ensign-Bickford's specialty fiber operations (which later became SpecTran Specialty), allowing the Company to become a world-wide leader in fiber optic specialty applications. The Company entered the fiber optic cable market in May 1995 by acquiring APD in order to participate more extensively in the rapid growth of the data communications market, the principal end market of multimode fiber. In December 1996 the Company formed General Photonics, a joint venture with General Cable, to develop, manufacture and market fiber optic cable.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain financial data as a percentage of net sales:

                                                                                 NINE MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                                 -------------------------       -----------------
                                                 1993      1994      1995        1995        1996
                                                 -----     -----     -----       -----       -----
                                                                                    (UNAUDITED)
Net Sales......................................  100.0%    100.0%    100.0%      100.0%      100.0%
Cost of Sales..................................   62.4%     71.7%     66.1%       66.4%       63.7%
                                                 -----     -----     -----       -----       -----
  Gross Profit.................................   37.6%     28.3%     33.9%       33.6%       36.3%
Selling and Administrative Expenses............   12.9%     23.5%     25.1%       24.7%       22.1%
Research and Development Cost..................    3.7%      7.3%      7.3%        7.8%        5.2%
                                                 -----     -----     -----       -----       -----
Income (Loss) from Operations..................   21.0%     (2.5)%     1.5%        1.1%        9.0%
Other Income (Expense), net....................    1.0%       .7%       .5%         .6%        (.5)%
Income (Loss) before Income Taxes..............   22.0%     (1.8)%     2.0%        1.7%        8.5%
Income Tax Expense.............................    7.7%       --       0.6%        0.7%        2.9%
                                                 -----     -----     -----       -----       -----
     Net Income (Loss).........................   14.3%     (1.8)%     1.4%        1.0%        5.6%
                                                 =====     =====     =====       =====       =====

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

  Net Sales

     Net sales increased $17.9 million, or 66.1%, from $27.0 million to $44.9 million for the nine months ended September 30, 1996. This increase was primarily due to strong market demand for the Company's multimode and single-mode communications fiber. The acquisition of APD in May 1995 also contributed to the increase in net sales. Selling prices for multimode and single-mode fiber have increased in 1996, largely due to the strong market demand and price adjustments related to certain raw material cost increases in the case of multimode fiber. SpecTran Communication represented approximately half of the Company's net sales with the balance divided relatively evenly between SpecTran Specialty and APD.

  Gross Profit

     Gross profit increased $7.2 million, or 79.2%, from $9.1 million to $16.3 million for the nine months ended September 30, 1996. As a percentage of net sales, the gross profit increased to 36.3% for the nine months ended September 30, 1996 from 33.6% for the nine months ended September 30, 1995. This increase in gross profit was primarily due to increased net sales in 1996 and lower production costs resulting from manufacturing process and yield improvements. The increase in gross margin was partially offset by lower margins at APD which was acquired in May 1995 and at SpecTran Specialty.

     As a percentage of net sales, royalties decreased from 4.2% for the nine months ended September 30, 1995 to 3.8% for the nine months ended September 30, 1996. This decrease in royalties as a percentage of net sales was primarily due to an increase in the net sales not subject to royalties.

  Selling and Administrative

     Selling and administrative expenses increased by $3.2 million, or 47.9%, from $6.7 million to $9.9 million for the nine months ended September 30, 1996. This increase was primarily due to including a full nine months of APD expenses in the 1996 period versus only four months in the 1995 period. A substantially higher provision for incentive compensation in the 1996 period also contributed to the increase. As a percentage of net sales, selling and administrative expenses decreased to 22.1% for the nine months ended September 30, 1996 from 24.7% for the nine months ended September 30, 1995.

  Research and Development

     Research and development costs increased by $218,000, or 10.4%, from $2.1 million to $2.3 million for the nine months ended September 30, 1996. As a percentage of net sales, research and development costs decreased from 7.8% for the nine months ended September 30, 1995 to 5.2% for the nine months ended September 30, 1996. The Company's increased research and development spending, in absolute dollars, is primarily in programs designed to improve manufacturing cost and product performance in both the multimode and single-mode product lines, to develop new special performance fiber products and to develop alternative process technologies.

  Other Income (Expense), net


     Other income (expense), net declined by $404,000 for the nine months ended September 30, 1996 compared to the same period of 1995. The decline was caused by higher interest expense of $94,000 (21.7%) and lower interest income of $74,000 (30.8%) in the 1996 nine month period versus the comparable 1995 period, in addition to the absence of the non-recurring material recovery income in the 1996 nine month period.


  Income Taxes

     A tax provision of 34% of pre-tax income was provided for the nine months ended September 30, 1996 compared to a tax provision of 41% of pre-tax income in the comparable period in 1995. The estimated effective tax rate for 1996 of 34% is lower than the statutory and prior year's tax rates due to an anticipated reduction in 1996 in the valuation allowance for deferred tax assets due to the Company's belief that it is more likely than not that the additional deferred tax asset will be realized through the utilization of operating loss and tax credit carryforwards. The higher rate in the 1996 September quarter was to adjust the year-to-date estimated tax rate up to 34% from the 27% that had been used in the 1996 first half.

  Net Income

     Net income for the nine months ended September 30, 1996 was $2.5 million or 5.6% of net sales. Net income for the same period in 1995 was $270,000, or 1.0% of net sales.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Net Sales

     Net sales increased $11.7 million, or 43.3%, from $26.9 million to $38.6 million for the year ended December 31, 1995. The increase was primarily caused by higher sales volumes due to strong market demand for the Company's standard communication fiber, both multimode and single-mode, as well as specialty products. The acquisition of APD and a full year of sales of SpecTran Specialty, acquired in February 1994, also contributed to the increase.

  Gross Profit

     Gross profit increased $5.4 million, or 71.3%, from $7.6 million to $13.1 million for the year ended December 31, 1995. The gross profit, as a percentage of net sales, increased to 33.9% in 1995 from 28.3% in 1994. Major factors positively impacting gross profit were improved manufacturing efficiencies, especially in the Company's single-mode product line. However, the gross profit was negatively impacted in 1995 by approximately $1.8 million of costs associated with manufacturing development of single-mode fiber compared to $2 million in 1994. Royalties on sales were approximately 4.1% and 5.5% of total net sales during 1995 and 1994, respectively. The decrease in royalties was due to a higher level of sales in 1995 not subject to royalties.

  Selling and Administrative


     Selling and administrative expenses increased $3.4 million, or 53.0%, from $6.3 million to $9.7 million for the year ended December 31, 1995. As a percentage of net sales, these costs increased during 1995 to 25.1% from 23.5% during 1994. The significant increase in total selling and administrative spending was primarily due to expenses related to the operation of the acquired APD, increased personnel costs and increased market development activities related to single-mode fiber in 1995.


  Research and Development

     Research and development costs increased by $853,000, or 43.2%, from $2.0 million to $2.8 million for the year ended December 31, 1995. Research and development costs as a percentage of net sales remained constant from 1994 to 1995 at 7.3%. The Company has continued to invest in programs to improve manufacturing cost and product performance in both the single-mode and multimode product lines, to develop new special performance fiber products and to develop alternative process technologies.

  Other Income (Expense), net

     Other income (expense), net increased by $29,000, or 16.0%, from $183,000 to $212,000 for the year ended December 31, 1995. Interest expense increased by $323,000, or 106.7% from $303,000 to $626,000 during 1995 as a result of increased levels of outstanding debt during 1995 associated with the acquisition of APD. Other income increased in 1995 by $351,000 primarily due to non-recurring material recovery income and proceeds received in connection with the conversion of the Company's primary group health insurance provider from a mutual company to a stock company.

  Income Taxes

     Income tax expense for the year ended December 31, 1995 was 30.3% of pre-tax income versus no tax provision or benefit for the previous year. Income tax expense was reduced due to a reduction in the valuation allowance for deferred tax assets. The valuation allowance was reduced $437,000 in 1995 due to the Company's belief at the time that it was more likely than not that the additional deferred tax asset will be realized. Excluding the effect of adjusting the valuation allowance, income tax expense as a percentage of pre-tax income was 56.0% in 1995. See Note 10 of "Notes to Consolidated Financial Statements." No tax benefit was provided in 1994 due to the uncertainty of the future realization of net operating loss and tax credit carryforwards.

  Net Income (Loss)

     The Company's net income in 1995 was $542,000, a 1.4% return on net sales compared to a net loss in 1994 of $487,000.

YEAR ENDED DECEMBER 31, 1994 COMPARED WITH YEAR ENDED DECEMBER 31, 1993

  Net Sales

     Net sales increased $1.3 million, or 5.3%, from $25.6 million to $26.9 million for the year ended December 31, 1994, due primarily to additional revenue provided by SpecTran Specialty.

     The increased revenue provided by SpecTran Specialty offset the decline in revenues from the Company's standard products where sales to two key customers, as anticipated and previously reported, declined significantly in 1994 and unfavorable market conditions throughout most of the year caused lower average unit selling prices than in 1993. Also helping to offset the decrease in sales of the Company's standard datacommunication multimode fiber were initial sales of single-mode optical fiber.

  Gross Profit

     Gross profit decreased $2.0 million, or 20.7%, from $9.6 million to $7.6 million for the year ended December 31, 1994. The gross profit, as a percentage of net sales, dropped to 28.3% in 1994 from 37.6% in 1993. A major factor negatively impacting gross profit was approximately $2 million of costs associated with manufacturing development of single-mode fiber. Royalties on net sales were approximately 5.5% and 6.4% of total net sales during 1994 and 1993, respectively. The decrease was due to a higher level of sales in 1994 not subject to royalties.

  Selling and Administrative

     Selling and administrative expenses increased $3.0 million, or 91.9%, from $3.3 million to $6.3 million for the year ended December 31, 1994. As a percentage of net sales, these costs increased during 1994 to 23.5% from 12.9% during 1994. The significant increase in total selling and administrative spending was primarily due to expenses related to the operation of the acquired SpecTran Specialty, increased personnel costs, and higher costs associated with international marketing of single-mode fiber.

  Research and Development

     Research and development costs increased by $1.0 million, or 107.0%, from $954,000 to $2.0 million for the year ended December 31, 1994. Research and development costs as a percentage of net sales increased to 7.3% in 1994 from 3.7% in 1993. The Company has invested heavily in improved multimode product and processes, alternative process technologies and development of single-mode fiber, accounting for this increase.

  Other Income (Expense), net

     Other income (expense), net decreased by $78,000, or 29.8%, from $261,000 to $183,000 for the year ended December 31, 1994. The change was made up of increased interest income of $81,000 (33.2%), increased interest expense of $266,000 (720.5%) and increased other income of $107,000 (203.4%). Interest income increased during 1994 primarily as a result of higher yields on investments. The increase in interest expense was a result of increased levels of outstanding debt during 1994. The Company had $5.2 million outstanding on a revolving loan at a variable rate of interest. Other income increased in 1994 by $106,000 primarily due to royalty income received by SpecTran Specialty.

  Income Taxes

     No tax benefit was provided for the 1994 loss largely due to the uncertainty of future realization of certain of the carryforward amounts of investment and research and experimentation tax credits which begin to expire in 1996. A tax provision of 35.1% of pre-tax income was provided in 1993.

  Net Income (Loss)

     The Company's net loss in 1994 was $487,000. Net income in 1993 was $3.7 million which was a 14.3% return on sales.

QUARTERLY INFORMATION

     The following table represents unaudited quarterly operating results for the Company for the quarters ended in the fiscal years ended December 31, 1994 and December 31, 1995 and the three quarters ended September 30, 1996. The Company believes that the following selected quarterly information includes all adjustments (consisting of normal, recurring adjustments) that the Company considers necessary for a fair presentation, in accordance with generally accepted accounting principles. Results for any particular quarter are not necessarily indicative of any future period. See "Risk Factors -- Fluctuations in Operating Results."

                                           1994                                 1995                             1996
                            ----------------------------------   ----------------------------------   ---------------------------
                            QTR.1    QTR.2     QTR.3    QTR.4    QTR.1    QTR.2    QTR.3     QTR.4     QTR.1     QTR.2     QTR.3
                            ------   ------   -------   ------   ------   ------   ------   -------   -------   -------   -------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net Sales.................  $5,786   $6,639   $ 6,135   $8,366   $7,965   $9,099   $9,971   $11,546   $13,473   $15,281   $16,161
Gross Profit..............   2,061    2,103     1,267    2,192    2,894    2,841    3,359     3,967     4,756     5,318     6,220
Selling and Administrative
  Expenses................   1,312    1,627     1,716    1,664    2,038    2,128    2,532     2,971     2,819     3,449     3,641
Income from Operations....     457      166    (1,208)     (85)     102       54      136       273     1,028     1,198     1,838
Net Income (Loss).........     319      136      (720)    (222)      83        8      179       272       684       833     1,007
Net Income (Loss) per
  Common Share............  $  .06   $  .03   $  (.14)  $ (.04)  $  .02       --   $  .03   $   .05   $   .12   $   .14   $   .17

LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal sources of cash are cash flow from operations, established bank credit facilities and existing cash balances. During the nine months ended September 30, 1996, the Company generated $1.6 million in net cash from operating activities, borrowed an additional $2.0 million under its bank credit facility, and reduced its marketable securities by an additional $2.8 million. Substantially all of this cash was used to fund capital expenditures of approximately $6.2 million.

     As of September 30, 1996, the Company had approximately $4.6 million of cash, cash equivalents and marketable securities, including approximately $1.4 million in marketable securities classified as long-term assets, which could be converted to cash if necessary. The Company's net working capital position as of September 30, 1996 was approximately $16.2 million.

     In December 1996, as part of the formation of General Photonics, its 50-50 joint venture with General Cable, the Company sold certain assets of APD for approximately $6.3 million (subject to adjustment). Also in December 1996, the Company sold an aggregate principal amount of $24.0 million of senior secured notes and concurrently restructured its existing loans from its principal bank into a $20.0 million revolving credit agreement. Approximately $14 million raised from the sale of the Notes was used to repay existing indebtedness leaving all $20.0 million of the revolving credit agreement available for use by the Company. See "Recent Developments -- Joint Venture" and "Recent Developments -- Senior Debt Financing and Refinancing of Existing Bank Loans."

     The Company has plans for capacity expansion requiring significant capital expenditures through approximately the end of 1997. Planned expenditures for capacity expansion include approximately $32 million for SpecTran Communication and approximately $9 million for SpecTran Specialty. When completed, these expansions are expected to increase SpecTran Communication's capacity by 100% and SpecTran Specialty's by 50%. The Company intends to finance these expansions through a combination of cash flow from operations, net proceeds from this offering and borrowings.

RECENT ACCOUNTING PRONOUNCEMENTS

     In October 1995, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation," which established financial accounting and reporting standards for stock-based employee compensation plans. Companies are encouraged, rather than required, to adopt a new method that accounts for stock compensation awards based on their fair value using an option pricing model. Companies that do not adopt this new method will be required to make pro forma footnote disclosures of net income as if the fair value-based method of accounting required by SFAS No. 123 had been applied. The Company adopted SFAS No. 123 on January 1, 1996. Adoption of this pronouncement did not have a material impact on the Company's financial position or results of operations as the Company will make pro forma footnote disclosures in its December 31, 1996, financial statements.

     On January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This statement also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying value or fair value less costs to sell. Adoption of the statement had no impact on the Company's financial statements.

                                    BUSINESS

     The discussion in this Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties. The Company's actual results and the timing of certain events may differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

GENERAL

     SpecTran develops, manufactures and markets high quality optical fiber, optical fiber cables and value-added optical fiber components and assemblies. The Company's products are used in a broad range of applications, including LANs, WANs, customer premises systems, computer and peripheral connections, intranets, the Internet, telephone systems, industrial process controls, avionics and medical devices. The Company, either directly or through its joint venture, sells its products to over 500 customers, including large multi-national companies such as Lucent, Corning, Siemens-Rolm, Nortel, Lockheed-Martin and Ericsson.

     Rapid advances in information, communications and entertainment technologies are creating growing demand for higher speed, greater bandwidth communications, which the Company believes will be increasingly satisfied by optical fiber-based communication systems. Optical fiber offers a number of advantages over many other modes of communication, such as increased bandwidth, lower transmission loss, immunity to electromagnetic and radio frequency interference, greater security, smaller size and lower weight. An industry expert forecasts that worldwide consumption of optical fiber and cable will grow at a compound annual rate of approximately 18% in kilometers over the period of 1996-2001. The Company primarily focuses on niche markets which it believes will grow at significantly faster rates than the overall optical fiber and cable market during this period.

     SpecTran operates through two wholly-owned subsidiaries, SpecTran Communication and SpecTran Specialty, and through General Photonics, a recently formed joint venture with General Cable, one of the largest manufacturers and suppliers in the United States wire and cable industry. SpecTran Communication develops, manufactures and markets multimode and single-mode optical fiber for data communications and telecommunications applications. SpecTran Specialty, acquired in February 1994, develops, manufactures and markets proprietary multimode and single-mode fiber and value-added fiber optic products for industrial, military/aerospace, communication and medical applications. General Photonics, which was formed in December 1996 and is the successor to the fiber optic cable business previously conducted by the Company's subsidiary, APD, develops, manufactures and markets communications-grade fiber optic cable primarily for the customer premises market in the United States, Canada and Mexico.

TECHNOLOGY

     Fiber optic technology utilizing glass as a communications medium was developed in the 1970s and offers numerous technical advantages over traditional media such as copper. Optical fibers are hair-thin solid strands of high quality glass usually combined in cables for transmitting information in the form of light pulses. An optical fiber consists of a core of high purity glass which transmits light with little signal loss. This core is typically encased within a covering layer of high purity glass referred to as optical cladding, which reduces signal loss through the side walls of the fiber. The information to be transmitted is converted from electrical impulses into light waves by a laser or light emitting diode. At the point of reception, the light waves are converted back into electrical impulses by a photo-detector.

     Optical fiber's advantages include its high bandwidth, which permits reliable transmission of complex signals such as multiple high-quality audio and video channels and high-speed data formats such as Fiber Distributed Data Interface (FDDI), Asynchronous Transfer Mode (ATM) and other communications protocols. Compared to traditional copper cable used in telephony, optical fiber has thousands of times the information carrying capacity, occupies less space and operates over greater distances with significantly less attenuation. This high capacity and reliability makes optical fiber systems well suited for interactive applications, allowing digitally encoded voice, data and video signals to be transmitted in large volumes at high speed. Furthermore, optical fiber is immune to electrical surges and electromagnetic interference which cause static in copper wire transmission and wireless communication. Optical fiber has technical advantages over wireless communications media such as transmission quality and signal reliability. Optical fiber is also a safer choice in flammable environments because it does not carry electricity. Additionally, communicating through optical fiber is more secure than copper and wireless communications because tapping into fiber optic cable without detection is very difficult.

     Optical fiber quality is measured by several performance characteristics and is reflected in the price of the fiber. These performance characteristics include bandwidth, attenuation (signal loss over distance), tensile strength, geometry and the dimensional and optical uniformity of the fiber. Optical fiber users and manufacturers have established specifications and standards for both multimode and single-mode fiber.

OPTICAL FIBER MARKETS AND APPLICATIONS


     Overview. Industry data suggest that the worldwide fiber market measured in kilometers is composed of approximately 90% single-mode fiber and approximately 10% multimode fiber. According to industry data, in 1995 the worldwide market totaled over 20 million kilometers having grown approximately 28% in that year and in 1994. An industry expert believes that worldwide consumption of optical fiber in kilometers will grow at an annual rate of approximately 18% over the period from 1996-2001. In the past, North America has accounted for at least half of the worldwide consumption of optical fiber. In recent years, however, North America's share of the fiber market has declined due to dramatically increased fiber usage in other parts of the world. In 1995 North America's share amounted to approximately 41%, with the Pacific Rim and other emerging markets such as India, China, Latin America and Eastern Europe together accounting for approximately 42%. Furthermore, that same industry expert is forecasting that by the year 2001 the Pacific Rim will be the highest volume consumer of optical fiber.


     Multimode Fiber. The principal market for the Company's multimode fiber products is the data communications industry in North America, with an emphasis on short distance communications between computers and from computers to peripheral equipment, such as in LANs, WANs, intranets and the Internet. The Company believes that the North American market for multimode fiber presently is approximately $150 million annually, of which SpecTran Communication's share is approximately 20%. An industry expert projects that the consumption of multimode fiber in North America will grow at a compound annual rate, in kilometers, of approximately 24% through 2001. The Company believes that during the last two years SpecTran Communication's production and sale of multimode fiber grew in excess of overall optical fiber and cable market rates.


     Single-mode Fiber. The principal market for the Company's single-mode fiber products is the telecommunications industry, where the fiber is used mainly for long distance telephone lines. The Company believes that the worldwide market for single-mode fiber is approximately $1.6 billion annually. An industry expert estimates that this market has grown at a compound annual rate, in kilometers, in excess of 20% during the last two years and that the worldwide single-mode fiber market will grow at approximately 15% through 2001. As part of the Company's reintroduction in 1993 of its single-mode fiber product, the Company spent over $6 million in research and manufacturing development in part to ensure that its product would meet the standards required by the marketplace. The Company has and intends to continue to focus its single-mode fiber sales efforts in selected developing and newly industrialized countries that are aggressively upgrading their communication infrastructures, such as the Pacific Rim countries, India and Latin American countries. The single-mode fiber market in these countries is projected to grow at annual rates well in excess of the growth anticipated for the single-mode market as a whole. Single-mode fiber sales in dollars currently represent a small portion of SpecTran Communication's sales. However, the volume of SpecTran Communication's single-mode sales in kilometers for 1996 began to approach the kilometer volume of its sales of multimode fiber.


     Specialty Fiber Products. Fiber optic products are increasingly being utilized as components and sub-assemblies for a variety of applications in the communications, industrial, military/aerospace and medical markets. The Company has focused on and believes it is a leading company in these markets worldwide. The Company believes that the aggregate worldwide market for these specialty applications approximates at least $90 million annually and is expected to grow at a rate in excess of the overall fiber and cable market through 2001.


     Fiber Optic Cable. Fiber optic cables are engineered protective sheaths which surround optical fiber and are the means by which optical fiber is typically installed and used. Cables are constructed of various extruded polymers, filling compounds, strength members and other jacketing materials. The price of optical fiber cables varies depending upon the design complexity and the number of optical fibers in a cable, with the largest cost component being the optical fiber included in the cable. The Company presently believes that the market for optical cable for the customer premises market in the United States, Canada and Mexico, the market and territory General Photonics primarily serves, approximates $350 million annually. An industry expert estimates that this market will grow at a compound annual rate, measured in cabled fiber kilometers, of approximately 24% through 2001, similar to the expected growth in the multimode optical fiber market.

BUSINESS STRATEGY

     SpecTran's strategy is to capitalize on its proprietary manufacturing processes and technologies and license rights in order to strengthen its position as a leading supplier to data communications and specialty markets and to further penetrate targeted international telecommunications markets. The Company is implementing this strategy by increasing its production capacity and efficiency; pursuing strategic alliances with other industry leaders; developing higher-margin, value-added products; expanding international and domestic distribution; leveraging its core technologies; and seeking to acquire complementary products, technologies and businesses. The Company's research and development activities are directed towards improving its manufacturing processes and efficiencies for existing products as well as developing new products. The Company intends to focus on market niches where it has established or believes it can develop a leadership position, deliver technologically innovative products and continue to take advantage of its vertically integrated infrastructure.

     Expand Manufacturing Capacity. In order to capitalize on the expected growth in its target markets, the Company is significantly expanding manufacturing capacity at all of its operations. The largest investment is being made at SpecTran Communication with the goal of ensuring product availability for the Company's customers. The Company believes that this expansion should result in certain economies of scale enabling it to reduce unit manufacturing costs.

     Pursue Strategic Alliances. The Company has aggressively pursued strategic relationships in order to leverage its strengths with those of other industry leaders. Recently, the Company formed General Photonics, a joint venture with General Cable. Because General Cable has an established presence in the data communications market, its distribution network and field sales force will be the primary means by which General Photonics products will be marketed. The Company intends to continue to review partnering opportunities with candidates that have the potential to accelerate its growth and increase its profitability. In addition, the Company has patent licenses from Corning and Lucent which it uses in conjunction with its own internal proprietary technologies and has multi-year agreements to supply optical fiber to both of these companies.

     Develop Value-Added Products. Fiber optics components are increasingly used in a wide range of products being developed and sold by OEMs. These components are often highly engineered, requiring significant technical development such as that provided by the Company. These specialized components generally have higher gross margins and can often be provided on a sole source basis. The Company is aggressively pursuing these markets by developing relationships with OEMs and continually improving its own internal engineering and development efforts. The Company believes these specialty markets represent a significant future profit opportunity.

     Expand International and Domestic Distribution. With its increased product diversity and greater manufacturing capacity, the Company is seeking to expand its international and domestic distribution. The Company has increased its international sales to approximately 25% of total sales in the first nine months of 1996 from approximately 11% in 1994 through acquisitions and new international distributors. The Company will continue to focus its single-mode fiber sales in selected developing and newly industrialized countries that are aggressively upgrading their communication infrastructures, such as the Pacific Rim countries, India and Latin American countries. The single-mode fiber market in these countries is projected to grow at annual rates well in excess of the growth anticipated for the single-mode market as a whole. The Company also intends to continue increasing its international sales by aggressive marketing of its specialty fiber optic products. Domestically, the Company is seeking to expand distribution through the General Photonics joint venture.

     Leverage Core Technologies. The Company has substantial experience and know-how in manufacturing optical fiber, optical cable and fiber optic specialty products. This expertise has facilitated the continual enhancement of existing products and the development of new products. In addition, the Company has lowered manufacturing costs through process improvements, including advances in manufacturing equipment. The Company is also developing new technology for the manufacture of fiber. The Company expects to continue directing research and development efforts toward the development of new products and product enhancements and improving its manufacturing technology and know-how in order to increase its sales and profitability.

     Acquire Complementary Products, Technologies or Companies. The Company seeks to enhance its growth, improve its gross margins and capitalize on emerging markets and technologies by pursuing selected acquisitions. For example, the Company added higher gross margin, value-added products and vertically integrated through the acquisition of SpecTran Specialty in February 1994. The Company entered the fiber optic cable market in May 1995 by the acquisition of APD in order to vertically integrate and to participate more extensively in the rapid growth of the data communications market, the principal end market of multimode fiber. The Company intends to continue to review potential acquisitions and will pursue those opportunities which it believes will accelerate its growth, improve its profitability or enhance its competitive position. There are currently no binding agreements or understandings with respect to any future acquisitions.

PRODUCTS

     The following table describes the Company's and General Photonics' principal product areas and the markets they serve:


-------------------------------------------------------------------------------------------------------
PRODUCTS                           APPLICATIONS                       TARGET CUSTOMERS
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
 SpecTran Communication
-------------------------------------------------------------------------------------------------------
 Data communication grade          Data communications, including     Integrated cablers (e.g., Lucent,
 multimode fiber: 50, 62.5 and     FDDI and fast Ethernet; LANs;      Chromatic Technologies);
 100 micrometer core diameters     video; CCTV; computer peripherals  independent cablers (e.g.,
                                   channel attachment                 Optical Cable Corporation,
                                                                      CommScope, General Photonics)
-------------------------------------------------------------------------------------------------------
 Telephone grade single-mode       Telephony (principally in          Independent data communications
 fiber                             emerging economies); high-speed    domestic cablers; international
                                   short-distance data                telecommunications cablers
                                   communication, including Fibre     (e.g., India, China, Mexico)
                                   Channel and FDDI
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
 SpecTran Specialty
-------------------------------------------------------------------------------------------------------
 Step and graded index multimode   Factory LANs and PLC               Factory, transportation and
 fiber and cable: polymer          interconnects; mobile video;       medical OEMs; systems designers
 clad/glass core, high numerical   avionics; high-speed ground-based  and integrators; geophysical
 aperture, radiation tolerant,     transportation; geophysical        exploration companies; US
 power delivery and high           exploration and monitoring;        government and military;
 temperature fiber; avionics       sensing; power transmission,       utilities; telecom and
 cable; high dielectric strength   including laser surgery; blood     supercomputer OEMs; systems
 cable; tether cables              gas monitoring; radiation          designers and integrators
                                   resistant links; high-speed,
                                   short-distance telecom
                                   interconnects (e.g., telephone
                                   switching systems and PBXs);
                                   supercomputer links
-------------------------------------------------------------------------------------------------------
 Specialty single-mode fiber and   Metallized pigtails, couplers,     Telecommunications;
 cable: photo-sensitive,           amplifiers, geophysical            optoelectronic manufacturers;
 rare-earth, delay line and        exploration and monitoring;        well-logging companies and system
 fatigue resistant fiber;          gyroscopes; wave- length division  integrators; defense contractors
 avionics cable; tether cables     multiplexers
-------------------------------------------------------------------------------------------------------
 Components and assemblies: crimp  Industrial automation;             OEMs; systems designers and
 and cleave connectors; pigtails;  environmental monitoring;          integrators; facilities managers;
 fiber optic arrays; specialty     customer premises networking;      utilities; optoelectronic device
 and hybrid interconnects; tool    military spec and high             manufacturers; defense
 kits                              reliability assemblies; high       contractors
                                   power laser delivery; sensing;
                                   illumination; spectroscopy
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
 General Photonics
-------------------------------------------------------------------------------------------------------
 Indoor cable: tight buffered      Building backbones; riser and      Networking systems and LAN OEMs;
 distribution and breakout         plenum installation                systems designers and
 designs                                                              integrators; installers;
                                                                      facilities managers
-------------------------------------------------------------------------------------------------------
 Outdoor cable: loose tube;        Customer premises backbones,       Networking systems and LAN OEMs;
 gel-filled; direct burial;        including densely populated        systems designers and
 aerial; armored; figure eight     buildings and campuses; Fibre      integrators; installers;
                                   Channel; FDDI; bypass telecom      facilities managers
-------------------------------------------------------------------------------------------------------
 Cable accessories: pulling        Customer premises systems and LAN  Installers; system integrators;
 devices; breakout, splitter and   installation and repair            LAN OEM's; utilities
 restoration kits; cable
 terminations
-------------------------------------------------------------------------------------------------------

CUSTOMERS AND MARKETING

     The Company sells its multimode and single-mode optical fibers to various cable manufacturers, domestically and internationally, which assemble them into cables for resale in configurations of their own design. Specialty fiber products are sold directly to a large number of OEMs, product development groups, international distributors and manufacturers' representatives, installers, universities and governmental agencies, primarily for use in the industrial, medical, military, aerospace, transportation and telecommunications and data communications markets. Optical fiber cable and cable accessories, manufactured by General Photonics, are sold largely to distributors, system integrators and installers primarily for use in the customer premises market in the United States, Canada and Mexico.

     The Company markets its multimode and single-mode data communications and telecommunications optical fiber products principally through a direct sales force in the United States and through a network of manufacturer's representatives internationally. Specialty fiber products are marketed domestically through a direct technical field sales force and internationally through a network of technical distributors and sales representatives. Optical fiber cable and cable components produced by General Photonics are marketed primarily through General Cable's direct sales force and sales representatives. Marketing, technical support and some direct sales and customer support are provided by General Photonics personnel. The Company advertises in trade publications, distributes brochures and other material to its mailing list of potential customers worldwide and participates at trade shows, technical symposia and standards committees.

     As a result of its diversification efforts and broader product offering, the Company has significantly increased its customer base over the last three years and plans to continue to expand this base aggressively within its targeted markets. The Company's international sales have increased from approximately 11% of the Company's net sales in 1994 to approximately 22% in 1995 and approximately 25% in the first nine months of 1996. The Company has more than 500 customers in over 25 countries. For the year ended December 31, 1995, sales of the Company's optical fiber products to each of Chromatic Technologies, Inc. and Optical Cable Corporation were equal to 10% percent or more of the Company's revenues. These two companies together accounted for 24% of the Company's revenues in 1995. For the nine months ended September 30, 1996, only Optical Cable Corporation accounted for more than 10% of the Company's revenues.

MANUFACTURING AND QUALITY CONTROL


     The basic raw materials required for the manufacture of the Company's optical fiber products are high quality glass tubes and rods, various chemicals and gases and certain polymers. The Company believes that its sources of supply of these raw materials are adequate and that alternative sources are available. The Company typically manufactures optical fibers by introducing vapors and gases of varying chemical compositions into a special glass tube in a clean, controlled environment. In the modified chemical vapor deposition ("MCVD") process, an inside vapor deposition process used by the Company, the glass tube, which forms all or a portion of the optical cladding, and the introduced vapors and gases are simultaneously heated, and oxide particles, formed through a reaction of chemical vapors with oxygen, are deposited on and adhere to the inside of the tube. As the particles attach to the tube wall, they are fused to create a layer of high purity glass. Succeeding layers of glass of the same or different compositions are deposited in this fashion to permit the transmission of light in accordance with the desired specifications. The Company believes that the MCVD process is more flexible than other processes in the production of optical fiber and uses it to produce both multimode and single-mode fiber. The other main process for making optical fiber is the outside vapor deposition process which, the Company believes, is less flexible overall, but more cost effective for producing single-mode fiber. As part of its acquisition of SpecTran Specialty, the Company acquired patent rights to outside vapor deposition processes collectively known as hybrid vapor deposition ("HVD") which it is continuing to develop for possible use in conjunction with its single-mode fiber production process.


     In the MCVD process, once deposition is completed, the glass tube is then collapsed into a rod, or primary preform, consisting of a deposited core, in certain instances some deposited cladding and cladding provided by the glass tube itself. In most cases, additional cladding is added to this primary preform. The rod is then placed at the top of a fiber drawing tower, heated until it softens and drawn into a fiber of predetermined diameter.

     The majority of the Company's specialty products use a proprietary polymer clad glass core fiber drawn from manufactured or purchased silica rod. This fiber is either sold to third parties or cabled and/or combined with assemblies and sold. The Company owns certain hard polymer cladding, coating and fiber termination technology known as "crimp/cleave," which facilitates attachment of optical fibers to connectors and other components and has certain proprietary technology used for the cabling of optical fiber. The Company has developed proprietary technology related to the processing of a wide variety of polymeric compounds for the manufacture of optical fiber cable. General Photonics purchases fiber from the Company and protectively covers and bundles the fibers into cable. Certain of General Photonics' technology enables the manufacture of nonflammable, low smoke, low toxicity cables for use both outdoors and inside buildings, which the Company believes provides a significant competitive advantage.

     The Company believes that its quality control programs are essential to its success. The Company's quality control programs are designed to maintain strict tolerances during the manufacturing process and to assure performance standards of its products. The Company performs quality control testing on all of its products. The Company designs and builds much of the equipment it uses to manufacture and test its optical fiber products. In November 1995, SpecTran Communication's facility in Sturbridge, Massachusetts became certified under ISO 9001, an internationally recognized manufacturing standard designed to ensure process consistency. SpecTran Specialty's Avon, Connecticut facility became ISO 9001 certified in March 1996. All of the Company's operations utilize internal testing procedures based on the internationally recognized "Fiber Optic Test Procedures" and have in place and continue to develop specialized proprietary testing systems and procedures to support the requirements of their respective customers.

ENVIRONMENTAL MATTERS

     The Company uses certain hazardous materials in its research and manufacturing operations. As a result, the Company is subject to federal, state and local governmental regulations. The Company believes that it has complied with all regulations and has all permits necessary to conduct its business. See "Risk Factors -- Environmental Regulations."

PROPRIETARY RIGHTS

     The Company considers its proprietary know-how with respect to the development and manufacture of flexible glass fibers and value-added optical fiber products to be a valuable asset. This know-how includes formulation of new glass compositions, development of special fiber coatings, coating applications, fiber designs, preform fabrication, fiber drawing, optical fiber cabling methods, fiber cleaving, polishing and end finishing techniques, proprietary testing capabilities, development and implementation of manufacturing processes and quality control techniques, and design and construction of manufacturing and quality control equipment. Product and application knowledge are also considered to be valuable assets of the Company.


     Corning License. The Company has a limited, non-assignable, non-exclusive, royalty-bearing license from Corning to make, use and sell fiber under certain of Corning's United States patents with a filing date prior to January 1, 1996, in the field of optical fiber. The license contains certain annual quantity limitations. The Corning license is not applicable to sales made directly or indirectly to certain customers such as Corning, Lucent and the United States Government. The quantities that can be manufactured under the license increase annually through the year 2000. The license has a term equal to the life of the last to expire of the Corning or Company patents licensed under the agreement. Corning has the right to terminate the license in the event that more than 30% of the Company's voting stock is acquired, directly or indirectly, by another manufacturing company. The Company granted back to Corning a non-exclusive royalty-free license for any of its patents with a filing date prior to January 1, 1996, in the field of optical fiber.


     Lucent License. The Company has a non-assignable, non-exclusive, unlimited, royalty-bearing license from Lucent under all patents covering optical fiber and optical fiber cable owned by Lucent or which Lucent and its affiliates had the right to license on or before August 15, 1986. The Company granted back to Lucent a non-exclusive, royalty-free license under patents the Company may obtain relating to optical fiber inventions made on or before August 15, 1986. The license extends for the life of the last to expire of the patents licensed under the agreement.


     Sales Subject to Corning and Lucent License Agreements. Approximately 43% of the Company's net sales during 1995 were subject to the Corning license and 61% subject to the Lucent license. These license agreements required aggregate royalty payments by the Company of approximately 8.5% of net sales of the Company's products manufactured under the agreements during 1995. Approximately 40% of the Company's net sales during the nine months ended September 30, 1996 were subject to the Corning license and approximately 62% of net sales were subject to the Lucent license. Sales to Corning and Lucent are not subject to royalties. The Company believes that certain Corning patents, which may have been relevant to the Company's single-mode fiber, including patents covered by a non-exclusive license from Corning to the Company, have expired in many countries (including the United States). Therefore, the Company believes that manufacturing and sale of its single-mode fiber is not subject to the Corning license and has been marketing its single-mode fiber without payment of royalties to Corning and without regard to the annual quantity limitations of the Corning license since 1993. The Company presently does not expect to need the Corning license for the manufacture of its multimode fiber after 1999 because the Company believes that a Corning United States patent with relevancy to its multimode fiber will expire in 1999.


     Patents and Trademarks. The Company and its subsidiaries own 24 U.S. patents relating to products, processes and equipment in the fields of optical fibers, optical connectors, coatings and cleaving tools. The Company believes that its patents afford it certain competitive advantages. Under the terms of the Corning and Lucent license agreements, the optical fiber patents are required to be made available royalty-free to Corning and certain of those patents are also be required to be made available royalty-free to Lucent.


     The Company is using its trademark SPECTRAGUIDE[Registered Trademark] for its commercial grade optical fiber and for certain of its value added fiber products. It also uses the trademarks HCS[Registered Trademark] (Hard Clad Silica), Avioptics[Trademark], Flightguide[Trademark], PYROCOAT[Trademark], V-System[Trademark] and V-Pin[Trademark].


RESEARCH AND DEVELOPMENT

     Research and development activities to develop and improve products employing both existing and new technology are important to the Company. During the fiscal years ended December 31, 1993, 1994 and 1995, the Company spent approximately $1.0 million, $2.0 million and $2.8 million, respectively, or approximately 3.7%, 7.3% and 7.3%, respectively, of its net sales on research and development. The Company expects to continue to increase the annual dollar amount of its research and development expenditures. During the nine months ended September 30, 1996, the Company spent $2.3 million, or approximately 5.2% of its net sales, on research and development. The Company has continued to invest in programs to reduce manufacturing cost and improve product performance in both the single-mode and multimode product lines, to develop new optical fiber products and to develop alternative process technologies. The Company's personnel conduct substantially all of its research and development activities.

BACKLOG

     As of December 31, 1996, the Company's backlog of orders was approximately $54.4 million as compared to a backlog of $9.5 million as of December 31, 1995. Approximately $26.8 million of this backlog is expected to be delivered during 1997.

COMPETITION

     The Company produces and sells optical fibers and value added optical fiber components and assemblies for data communications, telecommunications and specialized applications. The Company also sells optical fiber cable and cable components through General Photonics. While there may be less competition in the specialized markets, all of the markets served by the Company and General Photonics are very competitive. The Company's main competitors for its fibers for data communications and telecommunications are its licensors, Corning and Lucent, to whom the Company pays royalties and who have substantially greater resources and operating experience than the Company. The Company's main competitors for its specialty fibers generally have been smaller operations, but some of those competitors are part of companies with substantially greater resources than the Company. General Photonics' main competitors for its optical fiber cable products are large companies with substantially greater resources and operating experience than the Company and General Photonics, some of which may also be customers of SpecTran Communication. The Company competes for sales based upon its ability to fill orders promptly at competitive prices, product performance, product features, unique proprietary products, flexibility, quality and service.


     The Company believes that optical fibers offer a number of advantages over and compete favorably with other means of transmitting information, such as copper wire, satellite and other line of sight transmissions (e.g., microwaves) despite increased interest in wireless communications in the marketplace and enhancements to the existing copper wire telephony infrastructure. Many companies offering such other means of transmitting information have substantially greater resources and operating experience than the Company. The Company often competes with both mature existing technology and new technology, some of which have cost advantages over optical fiber for certain applications.

     The number of participants in the optical fiber industry is to some extent limited by patents covering the fundamental optical fiber technology, the need for substantial capital investment and the availability of highly specialized equipment and personnel with the requisite technical expertise. The Company believes that certain Corning patents, which may have been relevant to the Company's single-mode fiber, including patents covered by a non-exclusive license from Corning to the Company, have expired in many countries (including the United States). The Company further believes that a certain Corning United States patent, covered by this non-exclusive license, with relevance to the Company's multimode fiber, expires in 1999. In addition, the Company believes that a certain Lucent patent licensed to the Company relating to its multimode and single-mode fiber expires in 1997. The expiration of these patents may or may not reduce the patent barrier to entry by other participants. The Company estimates that the initial investment required for a turn-key manufacturing facility capable of producing 200,000 kilometers of world-class multimode optical fiber annually is between $50 million and $100 million.

EMPLOYEES

     As of December 31, 1996, the Company employed 381 persons, of whom 101 were employed in technology, 171 were employed in manufacturing operations and 109 provided marketing, administrative, management and other support services. These numbers do not include 58 employees of General Photonics previously employed by APD. The Company's employees are not represented by a labor union. The Company believes its employee relations are good.

PROPERTIES

     The Company's administrative offices and the offices and production facilities of SpecTran Communication are located in an approximately 50,000 square foot building which the Company is in the process of expanding to approximately 100,000 square feet. The building is situated on approximately 43 acres of land owned by the Company in Sturbridge, Massachusetts. The Company also owns an approximately 5,000 square foot office building used for offices that is next to this manufacturing facility.

     SpecTran Specialty leases approximately 33,000 square feet under three leases in Avon, Connecticut for its office and production facilities. Each of the leases is for a term of three years expiring February 18, 1997, two of which have been extended through August 18, 1997. On October 31, 1996, SpecTran Specialty purchased a 42,000 square foot building and approximately 14 acres on which it is located in Avon, Connecticut. During 1997 the Company expects to expand the facility to approximately 58,000 square feet and consolidate all of SpecTran Specialty's operations in that facility.

     General Photonics has assumed APD's lease for offices and production facilities in an approximately 45,000 square foot facility located in Danielson, Connecticut with a term of two years expiring January 14, 1998, subject to General Photonics' right to renew the lease for two consecutive one year renewal terms. General Photonics has also assumed APD's lease for offices and production facilities in a 36,410 square foot facility located in Dayville, Connecticut under a lease expiring February 6, 2001, which is subject to a three year renewal option, followed by a second renewal option for an additional two years.

LEGAL PROCEEDINGS

     There are no material actions currently pending against the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:


NAME                                 AGE                    POSITION(S)
----                                 ---                    -----------
Raymond E. Jaeger(1)...............  58      Chairman of the Board of Directors and
                                               Director
Glenn E. Moore(1)..................  45      President, Chief Executive Officer and
                                               Director
Bruce A. Cannon(1).................  50      Senior Vice President, Chief Financial
                                             Officer, Secretary, Treasurer and Director
John E. Chapman....................  41      President of SpecTran Communication;
                                               Senior Vice President -- Technology and
                                               Director of SpecTran
Crawford L. Cutts..................  45      President, General Photonics (as of
                                               December 23, 1996; previously President
                                               of APD)
William B. Beck....................  44      President of SpecTran Specialty
Ira S. Nordlicht(2)(3)(4)..........  48      Director
Paul D. Lazay(2)(3)(4).............  57      Director
Richard M. Donofrio(1)(2)(3)(4)....  58      Director
Lily K. Lai(1)(2)(3)...............  55      Director

---------------
(1) Member of the Finance Committee

(2) Member of the Audit Committee

(3) Member of the Compensation and Incentive Stock Option Committee

(4) Member of the Nominating Committee

     DR. JAEGER has been Chairman of the Board of Directors of the Company since April 1981 and also is Chairman of the Board of each of its wholly-owned subsidiaries and a Director of General Photonics. He assisted in the formation of the Company and served as President and Chief Executive Officer of the Company from the inception of the Company through December 1995. Prior to joining the Company, Dr. Jaeger was Director of Research and Development and then Vice President, Corporate Research and Development of Galileo Electro-Optics Corporation from 1976 to 1981. Dr. Jaeger was employed by Bell Telephone Laboratories from 1959 until 1976. At that company, he was engaged in research and development of fiber optic materials and processes. Dr. Jaeger is named as the inventor or co-inventor on 16 patents assigned to either Western Electric Company, Incorporated, or the Company, and has written numerous articles for technical and trade publications. Dr. Jaeger holds a B.S., an M.A. and a Ph.D. in Ceramics from Rutgers University.

     MR. MOORE joined the Company in January 1996, as President and Chief Executive Officer of the Company. He is also a Director of the Company and the Chief Executive Officer and a Director of each of its wholly-owned subsidiaries and a Director of General Photonics. Prior to joining the Company, he was employed from 1976 to 1995 at AMP, Incorporated in various management positions including from 1985 to 1995 as Product Manager, Business Manager and Division Manager of the Electro-Optics Division and Division Manager and General Manager of the Optical Connectors and Assemblies Division. From 1982 to 1985 he supported the U.S.-based operation of AMP as Manager, Computer Integrated Manufacturing Systems, building on his computer and communication experience from 1972 to 1982. Mr. Moore holds a B.A. in Mathematics from Lebanon Valley College and an M.B.A. from Harvard Graduate School of Business Administration.

     MR. CANNON joined the Company in May 1983 as Controller and was appointed Vice President, Finance, and Controller in May 1985. He was appointed Treasurer in 1986, Secretary and Director in March 1987 and Senior Vice President and Chief Financial Officer in December 1987. Mr. Cannon is also Secretary, Treasurer and a Director of each of the Company's wholly-owned subsidiaries. He was employed by SCA Services, Inc. from 1972 through 1982 in various financial and accounting positions, including as Division Controller and Assistant Corporate Controller. Mr. Cannon was a Certified Public Accountant and was previously employed by Arthur Andersen & Co., an international public accounting firm. He holds a B.S. in Accounting from Eastern Kentucky University.


     MR. CHAPMAN, appointed President of SpecTran Communication in October 1995, is also Senior Vice President -- Technology of SpecTran. Mr. Chapman joined the Company in July 1983 as a Project Leader working on the development of automated test equipment. In July 1985 he assumed the position of Director of Equipment Technology and in October 1986 became the Director of Quality Assurance and Management Information Systems. Mr. Chapman was appointed Director of Manufacturing and then Vice President of Manufacturing and Engineering in December 1987, and in May 1990 was appointed Senior Vice President of Manufacturing and Technology. Mr. Chapman was appointed Chief Operating Officer, Executive Vice President and Director of the Company in January 1994. After the reorganization of the Company in 1995, Mr. Chapman was appointed to the positions he holds presently. Mr. Chapman is also a Director of each of the Company's wholly-owned subsidiaries. Prior to joining the Company he was employed by Valtec Corporation, an optical fiber manufacturer and cabler, from March 1979 in various engineering positions related to the design of optical fiber and the development of special optical measurement equipment. Mr. Chapman holds a B.S. in Physics from the University of Lowell and an M.S. in Electrical Engineering from Northeastern University.


     MR. NORDLICHT, a Director of the Company since February 1986, is a partner in the law firm of Hackmyer & Nordlicht which provides legal services to the Company. Prior to entering the private practice of law, Mr. Nordlicht served as Counsel and Foreign Policy Advisor to the Chairman, U.S. Senate Foreign Relations Committee (1978-1979), counsel to the U.S. Senate Foreign Relations Subcommittee on Foreign Economic Policy (1975-1978) and Senior Trial Attorney for the Federal Trade Commission (1972-1975). From 1980-1982 he also served as a Secretary of Energy appointee to the National Petroleum Counsel. Mr. Nordlicht is a Director of each of the Company's wholly-owned subsidiaries. He holds a B.A. in Economics from Harpur College (State University of New York at Binghamton) and a J.D. from New York University.

     DR. LAZAY, a Director of the Company since March 1987, is a business consultant for technology companies. Previously he served from April through June 1995 as General Manager and Vice President of Cisco Systems, a data networks company, and prior to that, from October 1993 he was a business consultant for technology companies. He served as President, Chief Executive Officer and a Director for Telco Systems, Inc., a designer and manufacturer of high speed digital fiber optic transmission terminals and multiplexing equipment until October 1993. Prior to joining Telco Systems in May 1986 as Vice President of Engineering, Dr. Lazay spent four years with ITT's Electro-Optical Products Division, first as Director of Fiber Optic Development and then as Vice President, Director of Engineering. From 1969 until 1982 he worked for Bell Telephone Laboratories, assuming a number of increasingly responsible positions at its Material Research Laboratory. Dr. Lazay is a Director of each of the Company's wholly-owned subsidiaries. He holds a Ph.D. in Physics from the Massachusetts Institute of Technology.

     MR. DONOFRIO, a Director of the Company since May 1993, is a co-owner and has been employed as Executive Vice President of Leeverall, Inc. since his retirement from SNET in May 1993, where he had served as one of three Senior Vice Presidents reporting to the President and CEO. Continuously employed by SNET since 1961, during the five years prior to his retirement he held a number of Senior and Group Vice President positions and served as the President of SNET Diversified Group, Inc. Mr. Donofrio is a member of the Board of Directors of the University of New Haven, the National Engineering Consortium, Griffin Health Services Corp., Griffin Hospital Corp. and the Greater New Haven United Way. Mr. Donofrio is a Director of each of the Company's wholly-owned subsidiaries and General Photonics. Mr. Donofrio holds a B.S. in Business Administration from Norwich University and attended the M.B.A. program at the University of Hartford.

     DR. LAI, a Director of the Company since March 1995, is President of First American Development Corporation, a management consulting and international business development company. Previously, Dr. Lai headed the Corporate Planning and Development Department at Pitney Bowes, Inc. from 1989 to 1993. She was the Chief Financial and Planning Officer and the Vice President of Asia/Pacific Operations at US West International from 1987 to 1989. Dr. Lai worked for AT&T from 1971 to 1987 in various corporate positions including Director of Corporate Strategy and Development (1983-1986), responsible for AT&T's global business development activities, and Director of International Public Affairs and Public Relations (1986-1987), responsible for managing AT&T's relationships with all international constituents (governments, partners, trade associations, presses, advertising agencies, employees, etc.). Dr. Lai is a Director of each of the Company's wholly-owned subsidiaries. Dr. Lai is an MIT Sloan Fellow and holds a Ph.D. and an M.A. in Economics from the University of Wisconsin-Madison, as well as a B.S. and an M.S. in Agricultural Economics from National Taiwan University and the University of Kentucky, respectively.

     MR. CUTTS was appointed President and a Director of General Photonics, the Company's joint venture with General Cable, as of December 23, 1996. Previously, since October 1995, he had served as President and a Director of APD. He joined the Company in April 1991, as Vice President, Business Development, responsible for marketing, sales and corporate development activities. Prior to joining the Company he was employed by Norton Company from February 1978 to March 1991 in various management positions in several divisions, including Market Manager, Advanced Ceramics, responsible for the electronics market and Manager, Corporate Development, responsible for mergers and acquisitions. From 1976 until 1977 he was employed by Owens-Corning Fiberglass. Mr. Cutts holds both a B.A. in Mathematics and Economics and a M.S. in Industrial Administration from Union College.

     MR. BECK, appointed President and a Director of SpecTran Specialty in October 1995, joined the Company in February 1994, as Vice President and General Manager of SpecTran Specialty following the acquisition of SpecTran Specialty by the Company. Prior to joining SpecTran Specialty he was employed by Ensign-Bickford Optics Company and/or Ensign-Bickford Optical Technologies from July 1984 in various management positions, including President, General Manager and Sales Marketing Manager. Mr. Beck holds a B.A. in Geography and Economics from Dartmouth College and a M.A. in Business Administration from Rensselaer Polytechnic Institute.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information as of December 31, 1996 (except as otherwise specified herein), regarding the beneficial ownership of Common Stock of the Company by (i) each person who is known to the Company to beneficially own more than 5% of the outstanding shares of Common Stock of the Company, (ii) each director and executive officer of the Company and (iii) all directors and executive officers of the Company as a group. The table also sets forth information regarding such beneficial ownership by each such person or group after adjustment for the offering, assuming no exercise of the over-allotment option granted to the Underwriters. Of the 1,800,000 shares of Common Stock offered hereby, 350,000 are being sold by Allen & Company Incorporated (the "Selling Stockholder"), a principal stockholder of the Company, representing all of the shares beneficially owned by the Selling Stockholder on December 31, 1996. These shares will be acquired by the Selling Stockholder upon exercise of a warrant issued to it in November 1990 (which incorporated warrants issued in August 1986 and August 1981), in conjunction with an equity investment and the conversion into equity of certain funds the Selling Stockholder had loaned to the Company.


                                         AMOUNT AND NATURE OF                        AMOUNT AND NATURE
                                         BENEFICIAL OWNERSHIP                          OF BENEFICIAL
                                          PRIOR TO OFFERING                       OWNERSHIP AFTER OFFERING
                                       ------------------------      NUMBER       ------------------------
                                       NUMBER OF                    OF SHARES     NUMBER OF
                                       SHARES OF     PERCENT OF       TO BE       SHARES OF     PERCENT OF
         NAME AND ADDRESS OF            COMMON         COMMON        SOLD IN       COMMON         COMMON
          BENEFICIAL OWNER               STOCK        STOCK(1)      OFFERING        STOCK        STOCK(2)
-------------------------------------  ---------     ----------     ---------     ---------     ----------
Raymond E. Jaeger....................   185,967(3)       3.3%             --       185,967          2.5%
Allen & Company Incorporated.........   350,000(4)       6.1%        350,000            --           --
Dimensional Fund Advisors Inc. ......   374,000(5)       6.9%             --       374,000          5.2%
Ira S. Nordlicht.....................    14,331(6)         *              --        14,331            *
Paul D. Lazay........................     8,999(7)         *              --         8,999            *
Bruce A. Cannon......................    51,667(8)         *              --        51,667            *
Richard M. Donofrio..................     7,499(9)         *              --         7,499            *
John E. Chapman......................    56,667(10)      1.0%             --        56,667          1.0%
Lily K. Lai..........................       333(11)     *                 --           333         *
Glenn E. Moore.......................    16,667(12)     *                 --        16,667         *
Crawford L. Cutts....................    46,666(13)        *              --        46,666            *
William B. Beck......................    20,000(14)        *              --        20,000            *
All directors and executive officers
  as a group (10 persons)............   408,796(15)      7.2%             --       408,796          5.4%


---------------
  *  Less than 1%

 (1) Percentage of beneficial ownership is based on the 5,400,071 shares of Common Stock outstanding on December 31, 1996. Shares of Common Stock subject to stock options and warrants that are exercisable within 60 days of December 31, 1996 are deemed outstanding for computing the percentage of the person or group holding such options or warrants, but are not deemed outstanding for computing the percentage of any other person or group.

 (2) Percentage of beneficial ownership is based on the 7,200,071 shares of Common Stock to be outstanding after giving effect to the sale of the shares of Common Stock to the public offered by the Company hereby, the exercise by the Selling Stockholder of its warrant to purchase 350,000 shares of Common Stock and assuming no exercise of outstanding options or other issuance of shares after December 31, 1996.

 (3) Includes 86,667 shares subject to options exercisable within 60 days. Does not include 29,333 shares subject to options not exercisable within 60 days.

 (4) Shares underlying the currently exercisable warrant which is being exercised to acquire 350,000 shares of Common Stock of the Company being offered by the Selling Stockholder. Allen & Company Incorporated's address is 711 Fifth Avenue, New York, New York 10022.


 (5) This information is based upon information provided by Dimensional Fund Advisors, Inc. on January 13, 1997. Dimensional Fund Advisors Inc. states that it is deemed to have beneficial ownership of 374,000 shares of Common Stock and disclaims beneficial ownership of all such shares. Dimensional Fund Advisors Inc.'s address is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.


 (6) Includes 8,999 shares subject to options exercisable within 60 days. Does not include 2,001 shares subject to options not exercisable within 60 days.

 (7) Includes 8,999 shares subject to options exercisable within 60 days. Does not include 2,001 shares subject to options not exercisable within 60 days.

 (8) Includes 51,667 shares subject to options exercisable within 60 days. Does not include 21,333 shares subject to options not exercisable within 60 days.

 (9) Includes 6,999 shares subject to options exercisable within 60 days. Does not include 2,001 shares subject to options not exercisable within 60 days.

(10) Includes 56,667 shares subject to options exercisable within 60 days. Does not include 23,333 shares subject to options not exercisable within 60 days.

(11) Includes 333 shares subject to options exercisable within 60 days. Does not include 6,667 shares subject to options not exercisable within 60 days.

(12) Includes 16,667 shares subject to options exercisable within 60 days. Does not include 33,333 shares subject to options not exercisable within 60 days.

(13) Includes 46,666 shares subject to options exercisable within 60 days. Does not include 23,001 shares subject to options not exercisable within 60 days.

(14) Includes 20,000 shares subject to options exercisable within 60 days. Does not include 18,000 shares subject to options not exercisable within 60 days.

(15) Includes 303,664 shares subject to options exercisable within 60 days. Does not include 161,003 shares subject to options not exercisable within 60 days.

                           DESCRIPTION OF SECURITIES

GENERAL

     The following description of the capital stock of the Company and certain provisions of the Company's Restated Certificate of Incorporation (the "Certificate") and Amended and Restated By-Laws (the "By-Laws") is a summary of and is qualified in its entirety by the provisions of the Certificate and the By-Laws.

COMMON STOCK

     The Company's authorized capital stock consists of 20,000,000 shares of voting Common Stock, $.10 par value, and 250,000 shares of Non-Voting Common Stock, $.10 par value. Except with respect to voting rights, shares of Non-Voting Common Stock are identical in all respects to shares of voting Common Stock. Holders of all outstanding shares are entitled to such dividends as may be declared by the Board of Directors and, in the event of liquidation, dissolution or winding up of the affairs of the Company, are entitled to receive, on a pro-rata basis, all assets of the Company remaining after satisfaction of all liabilities. Holders have no preemptive rights to purchase additional shares of any class of the Company's capital stock. The issued and outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, when offered and sold, duly authorized, validly issued, fully paid and nonassessable. The shares have no conversion rights, are not subject to redemption and are not subject to calls, assessments or liabilities. Each outstanding share of the voting Common Stock is entitled to one vote, either in person or by proxy, on all matters which may be voted upon by the holders thereof at meetings of the stockholders. The Non-Voting Common Stock has no vote.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE AND BY-LAWS

     Certain provisions of the Company's Certificate and By-Laws and Delaware law could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. The Certificate and the By-Laws provide for a classified Board of Directors, divided into three classes, with directors in each class elected for a three-year term. The By-Laws impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. The Certificate and the By-Laws require stockholder action to be taken at a meeting and do not permit stockholder action by written consent. By requiring stockholder action to be taken at a meeting, matters requiring a stockholder vote are subject to notice, the solicitation of proxies, and the consideration of all of the stockholders of the Company. This provision will make it more difficult and time consuming for a substantial stockholder to gain control of the Board by effecting a sudden change in its composition, and will provide the Board with an opportunity to review any proposal from a substantial stockholder as well as appropriate alternatives thereto. The Certificate contains an "other constituencies" provision which will enable the Board, in the face of an acquisition proposal, to exercise its business judgment over the full range of factors which affect the ongoing business of the Company. The Certificate contains an anti-greenmail provision providing that no short-term (less than two years) holder of 5% or more of the shares of Common Stock of the Company can secure for itself the repurchase of its shares at a price not available to the other stockholders. Of the 20,250,000 shares of Common Stock (including 250,000 shares of Non-Voting Common Stock) which the Company is authorized to issue, only 8,080,214 will be outstanding or reserved for issuance after the offering and none of the Non-Voting Common Stock will be outstanding. See "Shares Available for Future Sale." The authorized but unissued shares of Common Stock could be used to make a change in control of the Company more difficult. Under certain circumstances such shares could be used to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control of the Company or could be privately placed with purchasers who might side with the Board in opposing a hostile takeover bid and could be used to dilute the stock ownership of a person or entity seeking to obtain control of the Company. The Company has also not opted out of certain protections of the Delaware Business Corporation Law discussed below.

DELAWARE TAKEOVER STATUTE

     The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
(ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (x) persons who are directors and also officers and (y) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

     The Company may opt out of the effect of Section 203 by amendment of the Certificate or By-Laws approved by holders of a majority of the shares entitled to vote, provided that such amendment would not take effect until 12 months after its adoption and would not affect any business combinations with interested stockholders effected during such 12 months. To date, the Company has not opted out of Section 203.

TRANSFER AGENT

     The Transfer Agent and Registrar for the Common Stock is American Stock Transfer and Trust Company, New York, New York.

                        SHARES AVAILABLE FOR FUTURE SALE

     As of December 31, 1996, 5,400,071 shares of Common Stock of the Company were outstanding, and 1,230,143 shares were reserved for issuance pursuant to the exercise of stock options under the Company's Incentive Stock Option Plans and the warrant of the Selling Stockholder, leaving 13,369,076 shares of Common Stock available for issuance from time to time by the Board of Directors, as the interests of the Company may require.


     Upon completion of this offering, the Company will have 7,200,071 shares of Common Stock outstanding based on shares of Common Stock outstanding as of December 31, 1996. Of such shares of Common Stock, 6,950,495 shares will be freely tradeable without restriction or further registration under the Securities Act of of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining 249,576 shares are held by persons who may be deemed affiliates of the Company or are "restricted securities" under Rule 144 and will be eligible for sale on the date of this Prospectus subject to the restrictions of Rule 144.


     Without the prior written consent of Tucker Anthony Incorporated, the Company has agreed that it will not, for a period of 180 days from the date of this Prospectus, offer, sell or otherwise dispose of any of the Company's equity securities (except that the Company may grant additional options to purchase shares of Common Stock, and issue shares, under its Incentive Stock Option Plans), and the Company's directors and executive officers, holding an aggregate of 408,796 shares of Common Stock and options exercisable within 60 days of December 31, 1996 to acquire shares of Common Stock have agreed that they will not, for a period of 90 days from the date of this Prospectus, offer, sell or otherwise dispose of any of the Company's equity securities that they beneficially own or control other than gifts (up to 5,000 shares in the aggregate) or transfers by will or intestacy to immediate family members, provided that the transferee agrees to these same limitations.


     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities within the meaning of Rule 144 for the required time periods is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock (approximately 72,001 shares after the offering) or (ii) the average weekly trading volume of the Company's Common Stock in the over the counter market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who owns shares within the definition of "restricted securities" under Rule 144 that were purchased from the Company (or any affiliate) at least three years previously, will be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.


     As of December 31, 1996, options to purchase 650,703 shares of Common Stock were issued and outstanding under the Company's Incentive Stock Option Plans. The Company has filed registration statements under the Securities Act covering in the aggregate approximately 880,143 shares of Common Stock reserved for issuance under its Incentive Stock Option Plans. Shares registered under such registration statements are, subject to Rule 144 volume limitations applicable to affiliates, available for sale in the open market, except to the extent that such shares are subject to vesting restrictions with the Company and the lock-up arrangements described above.

                                  UNDERWRITING

     The Underwriters named below, acting through Tucker Anthony Incorporated and Raymond James & Associates, Inc. as Representatives, have agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Stockholder, and the Company and the Selling Stockholder have agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite their names below:

                                                                  NUMBER OF
     NAME                                                          SHARES
     ----                                                         ---------
     Tucker Anthony Incorporated................................
     Raymond James & Associates, Inc. ..........................
                                                                  ---------
               Total............................................  1,800,000
                                                                  =========

     The Underwriters will purchase all shares of Common Stock offered hereby, other than over-allotment shares, if any of such shares are purchased. The Underwriting Agreement provides that the obligations of the several Underwriters are subject to conditions precedent specified therein. In the event of a default by an Underwriter, the commitment set forth above of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company and the Selling Stockholder have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $       per share. Such dealers may reallow a concession of not in excess of
$       per share to certain other dealers. After the public offering, the offering price, concession and reallowance to dealers may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable by the Underwriters not later than 30 days after the effective date of this Prospectus, to purchase up to 270,000 additional shares of Common Stock at the public offering price, less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option, in whole or in part, only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby. To the extent that Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to the total shown, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters.

     In connection with this offering, certain Underwriters and selling group members may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to certain payments that the Underwriters may be required to make.

     Without the prior written consent of Tucker Anthony Incorporated, the Company has agreed that it will not, for a period of 180 days from the date of this Prospectus, offer, sell or otherwise dispose of any of the Company's equity securities (except that the Company may grant additional options to purchase shares of Common Stock, and issue shares, under its Incentive Stock Option Plans), and the Company's directors and executive officers, holding an aggregate of 408,796 shares of Common Stock and options exercisable within 60 days of December 31, 1996 to acquire shares of Common Stock, have agreed that they will not, for a period of 90 days from the date of this Prospectus, offer, sell or otherwise dispose of any of the Company's equity securities that they beneficially own or control other than gifts (up to 5,000 shares in the aggregate) or transfers by will or intestacy to immediate family members, provided that the transferee agrees to these same limitations.


                                 LEGAL MATTERS

     The validity of the shares of Common Stock of the Company offered hereby will be passed upon for the Company by Hackmyer & Nordlicht, New York, New York. Ira S. Nordlicht, a partner in the law firm of Hackmyer & Nordlicht, is a Director of the Company and beneficially owns 14,331 shares of Common Stock. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Peabody & Brown (a partnership including professional corporations), Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995 included or incorporated by reference in this Prospectus and Registration Statement, have been included or incorporated by reference in reliance on the reports of KPMG Peat Marwick LLP, independent certified public accountants, given upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street NW, Room 1024, Washington, D.C. 20549, and at the Regional Offices of the Commission at Room 1400, 75 Park Place, New York, New York 10007, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and copies of such materials can be obtained from the Public Reference Section of the Commission at the above address in Washington, D.C. at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the commission. The address of such Web site is http://www.sec.gov. The Company's securities are listed on the Nasdaq National Market and the Company's reports, proxy statements and other information can be inspected at the offices of Nasdaq at 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement and the exhibits filed as a part thereof. Statements contained herein concerning the provisions of documents which are a part of the Registration Statement but which are not a part of this Prospectus are summaries of such documents, and each such statement herein is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the Registration Statement and the exhibits thereto are on file at the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The Company's Annual Report on Form 10-K for the year ended December 31, 1995, the Company's Current Report on Form 8-K dated December 31, 1996 reporting the senior debt financing and refinancing of existing bank loans, the Company's Current Report on Form 8-K dated January 8, 1997 reporting the formation of General Photonics, LLC, the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996 and the Company's Proxy Statement for the Annual Meeting of Stockholders held on May 31, 1996 have been filed with the Commission pursuant to Sections 13 and 14 of the Exchange Act, and, together with the Company's Registration Statement on Form 8-A, are incorporated herein by reference except as supplemented or modified herein. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock being offered hereunder shall be deemed to be incorporated herein by reference and shall be a part hereof from the date of filing of such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into such documents). Written requests for such copies should be directed to Bruce A. Cannon, Chief Financial Officer, SpecTran Corporation, 50 Hall Road, Sturbridge, Massachusetts 01566. Telephone inquiries may be directed to Mr. Cannon at (508) 347-2261.


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                   PAGE
                                                                                   ----
Independent Auditors' Report..............................................         F-2

Consolidated Financial Statements:

  Consolidated Balance Sheets as of December 31, 1994 and 1995 and
     (Unaudited) September 30, 1996.......................................         F-3

  Consolidated Statements of Operations for the Years Ended December 31,
     1993, 1994 and 1995 and (Unaudited) for the Nine Months Ended
     September 30, 1995 and 1996..........................................         F-4

  Consolidated Statements of Cash Flows for the Years Ended December 31,
     1993, 1994 and 1995 and (Unaudited) for the Nine Months Ended
     September 30, 1995 and 1996..........................................         F-5

  Consolidated Statements of Stockholders' Equity for the Years Ended
     December 31, 1993, 1994 and 1995 and (Unaudited) for the Nine Months
     Ended September 30, 1996.............................................         F-6

  Notes to Consolidated Financial Statements..............................    F-7 through F-20

  Pro Forma Financial Information (Unaudited).............................   F-21 through F-23

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
SpecTran Corporation:

     We have audited the consolidated financial statements of SpecTran Corporation as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SpecTran Corporation as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Boston, Massachusetts
February 2, 1996

                              SPECTRAN CORPORATION

                          CONSOLIDATED BALANCE SHEETS


                                                                                     SEPTEMBER 30,
                                                              1994        1995           1996
                                                             -------     -------     -------------
                                                                                       (UNAUDITED)
                                                                                     -------------
                                                                            (DOLLARS IN THOUSANDS)
                                              ASSETS
Current Assets (Note 8):
  Cash and Cash Equivalents................................  $   477     $ 1,625        $ 2,174
  Current Portion of Marketable Securities (Note 2)........    2,563       4,088            972
  Trade Accounts Receivable, net of allowance for doubtful
     accounts of $124, $265 and $280 in 1994, 1995 and
     1996..................................................    6,184       7,799         10,201
  Inventories (Note 3).....................................    4,100       7,415          8,967
  Income Taxes Receivable..................................      502          --             --
  Current Deferred Income Taxes, net (Note 10).............      303         588            685
  Prepaid Expenses and Other Current Assets................      268         513            567
                                                             -------     -------        -------
     Total Current Assets..................................   14,397      22,028         23,566
Property, Plant and Equipment, net (Notes 4 and 8).........    9,416      10,290         14,702
Other Assets (Note 8):
  Long-term Marketable Securities (Note 2).................    3,275       1,133          1,422
  License Agreements, net (Note 5).........................    1,205       1,004            854
  Deferred Income Taxes, net (Note 10).....................    1,702       1,652            974
  Goodwill, net (Notes 6 and 14)...........................    1,107       4,156          3,935
  Other Long-term Assets (Note 13).........................      260         102          1,108
                                                             -------     -------        -------
     Total Other Assets....................................    7,549       8,047          8,293
                                                             -------     -------        -------
          Total Assets.....................................  $31,362     $40,365        $46,561
                                                             =======     =======        =======
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts Payable.........................................  $   751     $ 2,762        $ 2,727
  Income Taxes Payable.....................................       --         225            231
  Accrued Defined Benefit Pension Liability (Note 13)......       66         118            799
  Accrued Liabilities (Note 7).............................    2,201       2,964          3,641
                                                             -------     -------        -------
          Total Current Liabilities........................    3,018       6,069          7,398
Long-term Debt (Note 8)....................................    5,240      10,000         12,000
Stockholders' Equity (Note 9):
  Common Stock, voting, $.10 par value; authorized
     20,000,000 shares; outstanding 5,207,409 shares,
     5,353,686 shares and 5,396,963 shares in 1994, 1995
     and 1996, respectively................................      520         535            539
  Common Stock, non-voting, $.10 par value; authorized
     250,000 shares; no shares outstanding.................       --          --             --
  Paid-in Capital..........................................   26,028      26,443         26,745
  Net Unrealized Gain (Loss) on Marketable Securities......     (242)        (22)            15
  Retained Earnings (Deficit)..............................   (3,202)     (2,660)          (136)
                                                             -------     -------        -------
     Total Stockholders' Equity............................   23,104      24,296         27,163
                                                             -------     -------        -------
          Total Liabilities and Stockholders' Equity.......  $31,362     $40,365        $46,561
                                                             =======     =======        =======


       See accompanying notes to these consolidated financial statements.

                              SPECTRAN CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                 NINE MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,       SEPTEMBER 30,
                                                   ---------------------------   -----------------
                                                    1993      1994      1995      1995      1996
                                                   -------   -------   -------   -------   -------
                                                                                    (UNAUDITED)
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net Sales (Note 11)..............................  $25,578   $26,926   $38,581   $27,035   $44,915
Cost of Sales....................................   15,963    19,303    25,520    17,941    28,621
                                                   -------   -------   -------   -------   -------
  Gross Profit...................................    9,615     7,623    13,061     9,094    16,294
Selling and Administrative Expenses..............    3,293     6,319     9,669     6,698     9,909
Research and Development Costs...................      954     1,974     2,827     2,103     2,321
                                                   -------   -------   -------   -------   -------
Income (Loss) from Operations....................    5,368      (670)      565       293     4,064
                                                   -------   -------   -------   -------   -------
Other Income (Expense):
  Interest Income................................      246       327       328       240       166
  Interest Expense...............................      (37)     (303)     (626)     (434)     (528)
  Other, Net.....................................       52       159       510       358       122
                                                   -------   -------   -------   -------   -------
  Other Income (Expense), net....................      261       183       212       164      (240)
                                                   -------   -------   -------   -------   -------
Income (Loss) before Income Taxes................    5,629      (487)      777       457     3,824
Income Tax Expense (Note 10).....................    1,974        --       235       187     1,300
                                                   -------   -------   -------   -------   -------
Net Income (Loss)................................  $ 3,655   $  (487)  $   542   $   270   $ 2,524
                                                   -------   -------   -------   -------   -------
Net Income (Loss) per Common Share...............  $   .67   $  (.09)  $   .10   $   .05   $   .43
                                                   =======   =======   =======   =======   =======
Weighted Average Number of Common Shares
  Outstanding....................................    5,488     5,203     5,583     5,410     5,930
                                                   =======   =======   =======   =======   =======

          See accompanying notes to consolidated financial statements.

                              SPECTRAN CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 NINE MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,       SEPTEMBER 30,
                                                  ----------------------------   -----------------
                                                   1993      1994       1995      1995      1996
                                                  -------   -------   --------   -------   -------
                                                  (IN THOUSANDS)                    (UNAUDITED)
Cash Flows from Operating Activities:
  Net income (loss).............................  $ 3,655   $  (487)   $   542   $   270   $ 2,524
  Reconciliation of net income (loss) to net
     cash provided by operating activities:
          Depreciation and amortization.........    1,025     1,686      2,338     1,688     2,189
          Loss (gain) on sale of assets.........      (50)        4          8         4        --
          Loss on sale of marketable
            securities..........................       --        --         17        --        19
          Changes in valuation accounts.........     (100)      265       (632)     (150)     (242)
          Change in long-term deferred income
            taxes...............................    1,651    (1,384)       576        --       832
          Change in other long-term assets......       --        (6)      (110)       18    (1,019)
  Changes in assets and liabilities, net of
     effects from purchase of businesses:
     Current deferred income taxes..............        4       967       (339)       --        23
     Accounts receivable........................   (2,007)     (467)      (409)     (481)   (2,508)
     Inventories................................     (809)    1,137     (2,501)   (1,501)   (1,479)
     Prepaid expenses and other current
       assets...................................       61        87       (260)     (451)      (54)
     Income taxes payable/receivable............      402      (695)       716       455         6
     Accounts payable and accrued liabilities...      133       (59)     1,854       233     1,323
                                                  -------   -------    -------   -------   -------
Net Cash Provided by Operating Activities.......    3,965     1,048      1,800        85     1,614
                                                  -------   -------    -------   -------   -------
Cash Flows from Investing Activities:
  Acquisition of businesses, net of cash
     acquired...................................     (307)   (6,662)    (3,822)   (3,818)       --
  Acquisition of property, plant and
     equipment..................................   (1,342)   (2,500)    (2,540)   (1,552)   (6,209)
  Purchase of marketable securities.............   (8,882)   (3,178)   (10,894)   (6,494)   (7,380)
  Proceeds from sale/maturity of marketable
     securities.................................    2,832     3,137     11,839     7,496    10,218
  Proceeds from sale of equipment...............       --        --          5        --        --
                                                  -------   -------    -------   -------   -------
Net Cash Used in Investing Activities...........   (7,699)   (9,203)    (5,412)   (4,368)   (3,371)
                                                  -------   -------    -------   -------   -------
Cash Flows from Financing Activities:
  Borrowings of long-term debt..................       --     5,240      4,760     4,760     2,000
  Reduction of debt.............................      (67)     (367)        --        --        --
  Tax effect of disqualifying disposition of 150
     shares.....................................     (106)      120         --        --        --
  Proceeds from exercise of stock options and
     warrants...................................       56       101         --        --       306
                                                  -------   -------    -------   -------   -------
Net Cash Provided by (Used in) Financing
  Activities....................................     (117)    5,094      4,760     4,760     2,306
                                                  -------   -------    -------   -------   -------
Increase (Decrease) in Cash and Cash
  Equivalents...................................   (3,851)   (3,061)     1,148       477       549
Cash and Cash Equivalents at Beginning of
  Period........................................    7,389     3,538        477       477     1,625
                                                  -------   -------    -------   -------   -------
Cash and Cash Equivalents at End of Period......  $ 3,538   $   477    $ 1,625   $   954   $ 2,174
                                                  =======   =======    =======   =======   =======

          See accompanying notes to consolidated financial statements.

                              SPECTRAN CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
            FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND
                      NINE MONTHS ENDED SEPTEMBER 30, 1996

                                                                            NET
                                                                        UNREALIZED
                                                                        GAIN (LOSS)
                                             COMMON STOCK                   ON       RETAINED      TOTAL
                                         --------------------  PAID-IN  MARKETABLE   EARNINGS  STOCKHOLDERS'
                                          SHARES    PAR VALUE  CAPITAL  SECURITIES   (DEFICIT)    EQUITY
                                         ---------  ---------  -------  -----------  --------  -------------
                                         (DOLLARS IN THOUSANDS)
Balance at December 31, 1992............ 5,140,573    $ 514    $25,865     $  --     $ (6,370)    $20,009
  Exercise of Warrants (Note 9).........    20,000        2         38        --           --          40
  Exercise of Stock Options.............     4,502        1         15        --           --          16
  Tax Effect of Disqualifying
     Disposition of ISO Shares (Note
     10)................................        --       --       (106)       --           --        (106)
  Net Income............................        --       --         --        --        3,655       3,655
                                         ---------     ----    -------     -----      -------     -------
Balance at December 31, 1993............ 5,165,075      517     25,812        --       (2,715)     23,614
  Exercise of Stock Options (Note 9)....    42,334        3         96        --           --          99
  Tax Effect of Disqualifying
     Disposition of ISO Shares (Note
     10)................................        --       --        120        --           --         120
  Unrealized Loss on Marketable
     Securities.........................        --       --         --      (242)          --        (242)
  Net Loss..............................        --       --         --        --         (487)       (487)
                                         ---------     ----    -------     -----      -------     -------
Balance at December 31, 1994............ 5,207,409      520     26,028      (242)      (3,202)     23,104
  Exercise of Stock Options (Note 9)....     1,833       --          7        --           --           7
  Issuance of Shares in Connection with
     Acquisition (Note 14)..............   144,444       15        408        --           --         423
  Unrealized Gain on Marketable
     Securities.........................        --       --         --       220           --         220
  Net Income............................        --       --         --        --          542         542
                                         ---------     ----    -------     -----      -------     -------
Balance at December 31, 1995............ 5,353,686      535     26,443       (22)      (2,660)     24,296
  Exercise of Stock Options (Note 9)....    43,277        4        302        --           --         306
  Unrealized Gain on Marketable
     Securities.........................        --       --         --        37           --          37
  Net Income............................        --       --         --        --        2,524       2,524
                                         ---------     ----    -------     -----      -------     -------
Balance at September 30, 1996
  (Unaudited)........................... 5,396,963    $ 539    $26,745     $  15     $   (136)    $27,163
                                         =========     ====    =======     =====      =======     =======

          See accompanying notes to consolidated financial statements.

                              SPECTRAN CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1993, 1994 AND 1995
(INFORMATION PERTAINING TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                                   UNAUDITED)

1 -- NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

     SpecTran develops, manufactures and markets a wide range of fiber optic products. These include multimode and single-mode optical fiber and cable for use in data communications and telecommunications applications. The Company also develops special performance fibers, coatings, cables, cable assemblies and other value-added products for use in a variety of specialty markets.

PRINCIPLES OF CONSOLIDATION AND BASIS OF ACCOUNTING


     The consolidated financial statements include the accounts of SpecTran Corporation (the "Company") and all wholly owned subsidiaries: SpecTran Communication Fiber Technologies, Inc., SpecTran Specialty Optics Company, and Applied Photonic Devices, Inc. All significant intercompany balances and transactions have been eliminated. For related events subsequent to these financial statements see "Note 15 -- Subsequent Events (unaudited)."


     Management uses estimates and assumptions in preparing the financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenue and expenses. Actual results may vary from the estimates.

     Certain 1993 and 1994 balances have been reclassified to be consistent with the 1995 presentation.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The consolidated financial statements as of and for the nine months ended September 1995 and 1996 are unaudited; however, they include all adjustments (consisting of normal recurring adjustments) considered necessary by management for a fair presentation of the financial position and the results of operations for these periods. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year.

REVENUE RECOGNITION

     Sales revenues are recognized upon shipment of goods. Customers generally have the right to return for replacement any goods which do not meet the customer's purchase order specifications. Sales revenues and cost of sales as reported in the consolidated statements of operations are adjusted to reflect estimated returns and warranty costs.

MARKETABLE SECURITIES

     Marketable securities are classified as available-for-sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of estimated income taxes. Gains and losses on the sale of marketable securities are recognized at the time of sale on a specific identification basis.

INVENTORIES

     Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first-out method.

                              SPECTRAN CORPORATION

STATEMENTS OF CASH FLOWS

     For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

     Supplemental disclosure of cash flow information includes cash paid during the periods for (in thousands):

                                                                                NINE MONTHS
                                                     YEARS ENDED DECEMBER          ENDED
                                                             31,               SEPTEMBER 30,
                                                    ----------------------     -------------
                                                    1993     1994     1995     1995     1996
                                                    ----     ----     ----     ----     ----
    Interest......................................  $ 34     $239     $510     $342     $575
    Income Taxes..................................   372      560      100       10      692

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are carried at cost. Machinery and equipment assembled by the Company are valued at the cost of component parts purchased, plus the approximate labor and overhead costs to the Company. Significant renewals and betterments are capitalized. The cost of maintenance and repairs is charged to income as incurred. Repairs and maintenance costs amounted to $625,000, $697,000 and $1 million in 1993, 1994 and 1995, respectively, and
$653,000 and $1.1 million for the nine months ended September 30, 1995 and 1996, respectively.

     Depreciation is provided by the straight-line method. The principal annual rates of depreciation are:

        Buildings and building improvements...........................4%
        Machinery and equipment...........................20% to 33 1/3%

     Depreciation expense of property, plant and equipment amounted to $806,000, $1.4 million and $1.9 million in 1993, 1994 and 1995, respectively, and $1.4 million and $1.8 million for the nine months ended September 30, 1995 and 1996, respectively.

COST IN EXCESS OF NET ASSETS ACQUIRED AND OTHER INTANGIBLES

     The Company monitors its cost in excess of net assets acquired (goodwill) and its other intangibles to determine whether any impairment of these assets has occurred. In making such determination with respect to goodwill, the Company evaluates the performance, on an undiscounted basis, of the underlying businesses which gave rise to such amount. Amortization of goodwill is recorded on a straight-line basis over the estimated useful life of 15 years.

     With respect to other intangibles, which include the cost of license agreements and patents, the Company bases its determination of impairment on the performance, on an undiscounted basis, of the related products.

LICENSE AGREEMENT AND OTHER ASSETS

     The total cost of the license agreement obtained in 1991 is being amortized and charged to expense based on a ten year life. Amortization expense amounted to $201,000 for 1993, 1994 and 1995 and $151,000 for both the nine months ended September 30, 1995 and 1996. Deferred financing costs are amortized and charged to expense over the lives of the related debt. Patents are being amortized over a seventeen year life.

                              SPECTRAN CORPORATION

SINGLE-MODE FIBER MANUFACTURING DEVELOPMENT COSTS

     Manufacturing development costs are expensed as incurred. In addition to Research and Development expenses for single-mode fiber, there were manufacturing development costs relating to single-mode fiber of approximately $2 million in 1994 and $1.8 million in 1995 that were included in cost of sales.

INCOME TAXES

     The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

INCOME (LOSS) PER SHARE OF COMMON STOCK

     Income (loss) per share of common stock as computed is based on the weighted average number of shares outstanding during the periods, including common stock equivalents of stock purchase warrants and stock options. For 1994, the stock purchase warrants and stock options have not been included in the computation of loss per share since the effect would be antidilutive. Fully diluted income per share approximates primary income per share for all periods presented.

FINANCIAL INSTRUMENTS

     Financial instruments of the Company consist of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and its bank loans. The carrying amounts of these financial instruments approximate their fair value.

                              SPECTRAN CORPORATION

2 -- MARKETABLE SECURITIES

     A summary of marketable securities available for sale at December 31, 1994, 1995 and September 30, 1996 is as follows (in thousands):

                                                                                                   QUOTED
                                                  PURCHASE   AMORTIZED   UNREALIZED   UNREALIZED   MARKET
                                                   PRICE       COST        GAINS        LOSSES     VALUE
                                                  --------   ---------   ----------   ----------   ------
1994
  Mutual Funds..................................   $  500     $   500       $ --         $ --      $  500
  U.S. Government and Agency Obligations........    5,582       5,580         --          242       5,338
                                                   ------      ------        ---         ----      ------
          Total.................................   $6,082     $ 6,080       $ --         $242      $5,838
                                                   ======      ======        ===         ====      ======
1995
  Mutual Funds..................................   $1,190     $ 1,190       $ --         $ --      $1,190
  U.S. Government and Agency Obligations........    3,925       3,923          2           32       3,893
  Corporate Equities............................      130         130          8           --         138
                                                   ------      ------        ---         ----      ------
          Total.................................   $5,245     $ 5,243       $ 10         $ 32      $5,221
                                                   ======      ======        ===         ====      ======
1996
  Mutual Funds..................................   $  380     $   380       $ --         $ --      $  380
  U.S. Government and Agency Obligations........      902         903         --           17         886
  Corporate Debt Securities.....................      981         966         --            5         961
  Corporate Equities............................      130         130         37           --         167
                                                   ------      ------        ---         ----      ------
          Total.................................   $2,393     $ 2,379       $ 37         $ 22      $2,394
                                                   ======      ======        ===         ====      ======

     The Company received 5,119 shares of stock, with a value of $130,000, as a result of the conversion of State Mutual Life Assurance Company of America, the Company's health insurer, from a mutual company to a stock company in November 1995.

The amortized cost and estimated market value of debt securities are shown below (in thousands).

                                                  DECEMBER 31,
                               ---------------------------------------------------
                                         1994                       1995                SEPTEMBER 30, 1996
                               ------------------------   ------------------------   ------------------------
                               AMORTIZED      QUOTED      AMORTIZED      QUOTED      AMORTIZED      QUOTED
                                 COST      MARKET VALUE     COST      MARKET VALUE     COST      MARKET VALUE
                               ---------   ------------   ---------   ------------   ---------   ------------
Expected Maturities:
  Within one year............   $ 2,166       $2,063       $ 2,917       $2,894       $   660       $  656
  One to five years..........     3,414        3,275         1,006          999         1,209        1,191

Proceeds from sales of marketable securities during 1995 were $1.5 million. Proceeds from the sales of marketable securities for the nine months ended September 30, 1995 and 1996 were $1.5 million and $1 million, respectively. Pretax losses of $17,000 for 1995 and the nine months ended September 30, 1995 and $19,000 for the nine months ended September 30, 1996 were recognized on these sales.

                              SPECTRAN CORPORATION

3 -- INVENTORIES

Inventories consisted of (in thousands):

                                                                DECEMBER 31,
                                                             -------------------     SEPTEMBER 30,
                                                              1994        1995           1996
                                                             -------     -------     -------------
  Raw Materials............................................  $ 1,752     $ 3,132        $ 4,142
  Work in Process..........................................      779       1,508          2,211
  Finished Goods...........................................    1,569       2,775          2,614
                                                              ------      ------         ------
                                                             $ 4,100     $ 7,415        $ 8,967
                                                              ======      ======         ======

4 -- PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of (in thousands):

                                                                DECEMBER 31,
                                                             -------------------     SEPTEMBER 30,
                                                              1994        1995           1996
                                                             -------     -------     -------------
Land and Land Improvements.................................  $   395     $   408        $   497
Buildings and Improvements.................................    3,266       3,729          3,803
Machinery and Equipment....................................   14,613      17,229         19,437
Construction in Progress...................................    1,625       1,641          5,478
                                                             -------     -------        -------
                                                              19,899      23,007         29,215
Less: Accumulated Depreciation.............................   10,483      12,717         14,513
                                                             -------     -------        -------
Property, Plant and Equipment, net.........................  $ 9,416     $10,290        $14,702
                                                             =======     =======        =======

5 -- LICENSE AGREEMENTS


     In February 1983, the Company obtained from Corning, Incorporated ("Corning") a limited, non-assignable, non-exclusive royalty-bearing license to make, use and sell optical fiber under certain of Corning's United States patents owned or filed for on or before January 1, 1988. The Company granted to Corning a non-exclusive royalty-free license for any United States patents filed for on or before January 1, 1988 related to the subject matter of the Corning or Company patents licensed under the agreement.



     In January 1991, the Company entered into a new fiber manufacturing license agreement with Corning which expanded and extended the original 1983 agreement. The new agreement gives SpecTran the ability to increase substantially its fiber production using Corning's United States patents, providing for an immediate considerable increase in licensed fiber eligible for manufacture by SpecTran in 1991, with further annual increases through the year 2000. The Company paid a $2 million fee for the new license agreement in four semiannual installments of $500,000, beginning in January 1991. The license obtained from Corning is limited, non-assignable, non-exclusive and royalty-bearing, to make, use and sell optical fiber under certain of Corning's United States patents owned or filed for on or before January 1, 1996. The Company granted to Corning a non-exclusive royalty-free license for any United States patents filed for on or before January 1, 1996 related to optical fiber. The Company believes that its manufacturing and sale of single-mode fiber is not subject to the Corning license agreement.



     At September 30, 1996, the Company or its subsidiaries had a non-assignable, non-exclusive, unlimited, royalty-bearing license from Lucent Technologies Inc. ("Lucent"), formerly AT&T Technologies, Inc., and a non-exclusive, royalty-bearing license granted by Sumitomo Electric Industries, Ltd. to make, use and sell optical fibers under certain patents owned by those companies. No payments are required under these licenses other than royalty payments.

                              SPECTRAN CORPORATION

     During 1995, approximately 43% and 61% of the Company's net sales, respectively, were subject to the Corning and Lucent licenses. During the nine months ended September 30, 1996, approximately 40% and 62% of the Company's net sales, respectively, were subject to the Corning and Lucent licenses. The Corning license contains certain annual quantity limitations which increase annually through the year 2000.


     Total royalties expensed during the years ended December 31, 1993, 1994 and 1995 were $1.6 million, $1.5 million and $1.6 million, respectively, and for the nine months ended September 30, 1995 and 1996 were $1.2 million and $1.7 million, respectively.

6 -- GOODWILL

     Goodwill consisted of (in thousands):

                                                             DECEMBER 31,
                                                           -----------------     SEPTEMBER 30,
                                                            1994       1995          1996
                                                           ------     ------     -------------
    Goodwill.............................................  $1,182     $4,435        $ 4,435
    Less Accumulated Amortization........................     (75)      (279)          (500)
                                                           ------     ------         ------
                                                           $1,107     $4,156        $ 3,935
                                                           ======     ======         ======

7 -- ACCRUED LIABILITIES

     Accrued liabilities consisted of (in thousands):

                                                             DECEMBER 31,
                                                           -----------------     SEPTEMBER 30,
                                                            1994       1995          1996
                                                           ------     ------     -------------
    Salaries and Wages...................................  $  227     $  436        $   875
    Royalties............................................     809        889            618
    Health Insurance.....................................     258        411            477
    Incentive Compensation...............................     318        503          1,010
    Other................................................     589        725            661
                                                           ------     ------         ------
                                                           $2,201     $2,964        $ 3,641
                                                           ======     ======         ======

8 -- LONG-TERM DEBT

     Long-term debt consisted of (in thousands):

                                                             DECEMBER 31,
                                                          ------------------     SEPTEMBER 30,
                                                           1994       1995           1996
                                                          ------     -------     -------------
    Revolving credit loan facility at the lower of prime
      or LIBOR plus 1.5%, repaid in April 1996..........  $5,240     $10,000        $    --
    Revolving credit loan facility at the lower of prime
      or LIBOR plus 1.5% at an average rate of 7.16%....      --          --         10,000
    Term loan facility at the lower of prime or LIBOR
      rate plus 1.5% at an average rate of 6.99%........      --          --          2,000
                                                          ------     -------        -------
              Total.....................................  $5,240     $10,000        $12,000
                                                          ======     =======        =======

     On April 25, 1996 and subsequently amended on September 4, 1996, SpecTran Corporation and its subsidiaries entered into a new Loan and Security Agreement with Fleet National Bank ("Fleet Bank") pursuant to which the Company can borrow up to $22,000,000, subject to certain limitations based on the Company's accounts receivable and inventory and the appraisal value of certain machinery, equipment and real property owned by the Company. The loan consists of a $14,500,000 revolving note which is payable

                              SPECTRAN CORPORATION

April 1, 1999, a $4,000,000 term note which is payable in quarterly installments commencing January 1, 1997 and maturing on April 1, 2001 and a $3,500,000 mortgage note which is payable in quarterly installments commencing July 1, 1997 and maturing on April 1, 2006. Interest on each note is payable quarterly commencing July 1, 1996. The Company has the option from time to time to select the interest rate on the notes at either Fleet Bank's prime rate or the LIBOR rate plus 1.5%, provided that under certain circumstances, Fleet Bank may deem that the LIBOR rate is not available. The loans are secured by all of the Company's assets, including real property.

     At September 30, 1996, the Company had outstanding $10 million under the revolving credit agreement and $2 million under the term loan agreements with Fleet.

     The revolving credit agreement, as well as the other loan agreements, provides for among other things, maintaining specified tangible net worth and earnings levels and additionally imposes limitations on indebtedness. As of September 30, 1996, the Company was in compliance with all its covenants.


     For related subsequent events see "Note 15 -- Subsequent Events
(unaudited)."


9 -- STOCKHOLDERS' EQUITY

  (a) Warrants


     As part of an agreement entered into in September 1990 with Allen & Company Incorporated ("Allen"), warrants to purchase 350,000, 30,000 and 20,000 shares of SpecTran voting Common Stock at an exercise price of $2.00 through August 14, 1999, were issued to Allen, Richard A.M.C. Johnson, a former director of the Company, and Patrick E. Brake, a former director of the Company, respectively. If the entire Allen warrant were exercised, as of September 30, 1996, Allen would own approximately 6.1% of the Company's outstanding stock. In June 1992 the Johnson warrant was exercised and in January 1993 the Brake warrant was exercised.


  (b) Stock Options


     Pursuant to the Company's Incentive Stock Option Plan adopted in November 1981, as amended, incentive and nonqualified options may be granted to purchase up to an aggregate of 455,000 shares of the Company's voting Common Stock, $.10 par value, at prices not less than 100% of the fair market value of the shares at the time the options are granted. Currently, all options are exercisable in full three years from the date of grant in cumulative annual installments of 33 1/3% commencing one year after the date of grant, and expire ten years after grant.



     Under its provisions, no options were to be issued under the Incentive Stock Option Plan adopted in November 1981 ("Old Plan") after the plan reached its tenth anniversary. During the year ended December 31, 1991, a new Incentive Stock Option Plan ("New Plan") was adopted. The terms of the New Plan are identical to those of the Old Plan except that (1) the number of shares eligible for issuance shall be 625,490, (2) provision is made for the non-discretionary grant of nonqualified options to directors who are not full-time employees of the Company or any subsidiary ("outside directors") and (3) provision is made for all outstanding options to vest upon the occurrence of a change in control (as defined in the New Plan).


     At the Company's Annual Meeting in 1996, the holders of Common Stock approved an amendment to the New Plan increasing the number of shares of Common Stock reserved for issuance by 250,000.

                              SPECTRAN CORPORATION

     Activity in the plans for the years ended December 31, 1993, 1994 and 1995 and September 30, 1996 is summarized below:

                                            SHARES                    SHARES UNDER OPTION
                                          AVAILABLE                  ---------------------       AMOUNT
                                          FOR OPTION     SHARES              PRICE           (IN THOUSANDS)
                                          ----------     -------     ---------------------   --------------
Balance at December 31, 1992............     239,758     235,608     $ 1.188   -   $22.250       $1,934
  Options Granted.......................    (117,900)    117,900     $ 8.000   -   $11.750        1,038
  Options Exercised.....................          --      (4,502)                  $ 3.370          (16)
  Options Forfeited.....................       1,767      (1,767)    $ 3.375   -   $22.250          (21)
                                           ---------     -------      ------       -------       ------
Balance at December 31, 1993............     123,625     347,239     $ 1.188   -   $22.250        2,935
  Increase in Shares Reserved...........     255,000          --          --            --           --
  Options Granted.......................    (125,600)    125,600     $ 4.750   -   $ 8.870          831
  Options Exercised.....................          --     (42,334)    $ 1.375   -   $ 3.370         (101)
  Options Forfeited.....................      19,234     (19,234)    $ 3.375   -   $22.250         (228)
                                           ---------     -------      ------       -------       ------
Balance at December 31, 1994............     272,259     411,271     $ 1.188   -   $22.250        3,437
  Options Granted.......................    (139,750)    139,750     $ 5.375   -   $ 5.500          733
  Options Exercised.....................          --      (1,833)    $ 3.375   -   $ 4.750           (6)
  Options Forfeited.....................       5,700      (5,700)    $ 6.000   -   $22.250          (57)
                                           ---------     -------      ------       -------       ------
Balance at December 31, 1995............     138,209     543,488     $ 3.375   -   $22.250        4,107
  Increase in Shares Reserved...........     250,000          --          --            --           --
  Options Granted.......................    (155,500)    155,500     $ 5.500   -   $22.250        2,381
  Options Exercised.....................          --     (43,277)    $ 1.375   -   $15.750         (306)
  Options Forfeited.....................      11,900     (11,900)    $ 3.375   -   $11.750         (100)
                                           ---------     -------      ------       -------       ------
Balance at September 30, 1996...........     244,609     643,811     $ 3.375   -   $22.250       $6,082
                                           =========     =======      ======       =======       ======

     As of December 31, 1995, options for 280,789 shares were vested and exercisable at an aggregate exercise amount of $2.4 million ($8.68 per share).

     As of September 30, 1996, options for 339,225 shares were vested and exercisable at an aggregate exercise amount of $2.8 million ($8.28 per share).

                              SPECTRAN CORPORATION

10 -- INCOME TAXES

     Income tax expense attributable to income (loss) from operations differs from the computed expected tax expense (benefit) determined by applying the federal income tax rate of 34 percent as follows (in thousands):

                                                                                      NINE MONTHS
                                                       YEARS ENDED DECEMBER 31,          ENDED
                                                      --------------------------     SEPTEMBER 30,
                                                       1993      1994      1995          1996
                                                      ------     -----     -----     -------------
Computed expected tax expense (benefit) at 34%......  $1,914     $(165)    $ 264        $ 1,300
  State income taxes, net of federal effect and
     change in valuation allowance..................     366       (31)       81            230
  Research and experimentation credits..............      --      (244)      244             --
  Goodwill amortization.............................      --        --        50             --
  Increase (decrease) in valuation allowance for
     deferred income taxes..........................    (350)      417      (437)          (274)
  Other.............................................      44        23        33             44
                                                      ------     -----     -----         ------
                                                      $1,974     $  --     $ 235        $ 1,300
                                                      ======     =====     =====         ======

     Total income tax expense (benefit) was allocated as follows (in thousands):

                                                                                      NINE MONTHS
                                                       YEARS ENDED DECEMBER 31,          ENDED
                                                      --------------------------     SEPTEMBER 30,
                                                       1993      1994      1995          1996
                                                      ------     -----     -----     -------------
Income tax expense (benefit) attributable to:
  Income from operations............................  $1,868     $  --     $ 235        $ 1,300
  Stockholders' equity, for compensation expense for
     tax purposes from the disqualifying disposition
     of stock options...............................     106      (120)       --             --
                                                      ------     -----     -----         ------
                                                      $1,974     $(120)    $ 235        $ 1,300
                                                      ======     =====     =====         ======

                              SPECTRAN CORPORATION

     Income tax expense (benefit) attributable to income from operations consisted of (in thousands):

                                                               CURRENT     DEFERRED     TOTAL
                                                               -------     --------     ------
    Year ended December 31, 1993:
      Federal................................................   $ 226       $1,193      $1,419
      State..................................................     549            6         555
                                                                 ----       ------      ------
                                                                $ 775       $1,199      $1,974
                                                                 ====       ======      ======
    Year ended December 31, 1994:
      Federal................................................   $  --       $   27      $   27
      State..................................................      --          (27)        (27)
                                                                 ----       ------      ------
                                                                $  --       $   --      $   --
                                                                 ====       ======      ======
    Year ended December 31, 1995:
      Federal................................................   $ 277       $ (120)     $  157
      State..................................................     158          (80)         78
                                                                 ----       ------      ------
                                                                $ 435       $ (200)     $  235
                                                                 ====       ======      ======
    Nine Months ended September 30, 1996:
      Federal................................................   $ 582       $  441      $1,023
      State..................................................     137          140         277
                                                                 ----       ------      ------
                                                                $ 719       $  581      $1,300
                                                                 ====       ======      ======

     The significant components of deferred income tax expense (benefit) attributable to income from operations are as follows (in thousands):

                                                                                      NINE MONTHS
                                                       YEARS ENDED DECEMBER 31,          ENDED
                                                      --------------------------     SEPTEMBER 30,
                                                       1993      1994      1995          1996
                                                      ------     -----     -----     -------------
Deferred tax expense (benefit) (exclusive of the
  effects of other components listed below).........  $1,549     $(417)    $ 237         $ 855
Increase (decrease) in valuation allowance for
  deferred income taxes.............................    (350)      417      (437)         (274)
                                                      ------     -----     -----         -----
Deferred income tax expense (benefit) attributable
  to income from operations.........................  $1,199     $  --     $(200)        $ 581
                                                      ======     =====     =====         =====

                              SPECTRAN CORPORATION

     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

                                                            DECEMBER 31,
                                                         -------------------     SEPTEMBER 30,
                                                          1994        1995           1996
                                                         -------     -------     -------------
    Deferred tax assets:
      Accounts receivable..............................  $    54     $   115        $   119
      Inventories......................................       91         433            402
      Accrued liability -- compensation related
         expense.......................................       99         122            116
      Accrued liability -- pension benefits............        8         121            158
      Other nondeductible reserves and accruals........      188         (49)           (49)
      Fixed assets.....................................       79         (27)            --
      Net operating loss carryforward benefit..........    1,283         998             26
      Credit carryforwards benefit.....................    1,748       1,657          1,643
                                                          ------      ------         ------
         Total gross deferred tax assets...............    3,550       3,370          2,415
         Less valuation allowance......................   (1,467)     (1,030)          (756)
                                                          ------      ------         ------
         Net deferred tax assets.......................    2,083       2,340          1,659
    Deferred tax liabilities...........................      (78)       (100)            --
                                                          ------      ------         ------
    Net deferred tax assets............................    2,005       2,240          1,659
    Less current portion...............................      303         588            685
                                                          ------      ------         ------
    Long-term deferred tax asset.......................  $ 1,702     $ 1,652        $   974
                                                          ------      ------         ------

The valuation allowance for deferred tax assets as of December 31, 1995 and September 30, 1996 were $1 million and $756,000, respectively. Based on the Company's level of net income and projected future earnings, the Company believes that it is more likely than not that a portion of the deferred tax asset will be realized in the future. In 1995, the portion of the deferred tax asset which is expected to be realized increased from 1994; therefore, the Company reduced its valuation allowance by $437,000. The remaining valuation allowance relates primarily to the risk that a portion of the tax credit carryforwards will not be used before they expire.

     At December 31, 1995, the Company had the following net operating loss carryforwards available to offset future taxable income and income tax credits available to offset future income taxes (in thousands):

                                                                     AMOUNT      EXPIRES
                                                                     ------     ---------
    Net Operating Loss Carryforward................................  $2,521     2001-2009
    Federal Research and Experimentation Tax Credits...............     290     1996-2001
    Federal Investment Tax Credits.................................     879     1996-2001
    Alternative Minimum Tax Credit.................................     487     Indefinite

11 -- MAJOR CUSTOMERS

     The approximate net product sales by the Company to customers accounting for 10% or more of total net annual sales are as follows (in thousands):

                                        YEARS ENDED DECEMBER 31,                        NINE MONTHS
                        --------------------------------------------------------           ENDED
                                                                                       SEPTEMBER 30,
                             1993                 1994                 1995                 1996
                        --------------       --------------       --------------       --------------
         CUSTOMER       AMOUNT      %        AMOUNT      %        AMOUNT      %        AMOUNT      %
    ------------------  ------     ---       ------     ---       ------     ---       ------     ---
       A..............  $3,492      14       $4,034      15       $5,040      13       $6,306      14
       B..............   5,178      20        5,077      19        4,153      11
       C..............   7,591      30        2,592      10

                              SPECTRAN CORPORATION

     Substantially all of the Company's business is to customers in the telecommunications and data communications industries. International sales, primarily in Asia and Europe, accounted for 22% of total sales in 1995 and 25% of total sales for the nine months ended September 30, 1996.

12 -- COMMITMENTS

     SpecTran Specialty Optics Company leases office and production facilities under leases through February 18, 1997 two of which have been extended through April 18, 1997. Applied Photonic Devices, Inc. leases office and production facilities under a lease through January 14, 1998 with a right to renew for two consecutive one-year renewal terms. Applied Photonic Devices, Inc. also leases additional office and production facilities under a lease through February 6, 2001 with a right to renew for one three-year renewal term, followed by a second right to renew for an additional two years. The scheduled rental payments required under these operating leases are as follows (in thousands):

                                                                 DECEMBER 31,     SEPTEMBER 30,
                                                                     1995             1996
                                                                 ------------     -------------
    1996.......................................................      $314             $ 406
    1997.......................................................        74               174
    1998.......................................................         2               102
                                                                     ----              ----
              Total............................................      $390             $ 682
                                                                     ====              ====

     Total rent expense for the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1995 and 1996 was $242,000, $364,000, $269,000
and $287,000, respectively. There was no rent expense in 1993.

13 -- EMPLOYEE BENEFIT PLANS

  (a) Defined Benefit Pension Plan

     The Company sponsors a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and an average of the employee's highest ten consecutive years of earnings. The Company's funding policy is, to the extent possible, to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

     The Company's unrecognized net loss in 1995 was due to a change in the discount rate to 7.0% from 8.5% in the prior year as a result of declining interest rates. This was partially offset by investment gains in excess of actuarially assumed returns. This is the primary reason for the increase in the projected benefit obligation for 1995. The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheets at December 31, 1994 and 1995.

                              SPECTRAN CORPORATION

     Actuarial present value of benefit obligations (in thousands):

                                                                     1994       1995
                                                                     -----     ------
             Vested benefit obligation.............................  $ 349     $  613
                                                                     -----     ------
             Accumulated benefit obligation........................  $ 395     $  751
                                                                     -----     ------
             Projected benefit obligation..........................  $ 772     $1,437
          Plan assets at fair value -- primarily mutual funds......    604        912
                                                                     -----     ------
          Projected benefit obligation in excess of plan assets....    168        525
          Unrecognized net gain (loss).............................    162       (163)
          Unrecognized net obligation at January 1, 1991 being
             recognized over 17.4 years............................   (264)      (244)
                                                                     -----     ------
          Accrued pension cost.....................................  $  66     $  118
                                                                     =====     ======

     Net pension cost for 1994 and 1995 included the following components (in thousands):

                                                                     1994       1995
                                                                     -----     ------
        Service cost -- benefits earned during period..............  $ 134     $  151
        Interest cost on projected benefit obligation..............     59         66
        Actual return on assets....................................    (36)      (186)
        Net amortization and deferral..............................     15        146
                                                                     -----     ------
        Net pension cost...........................................  $ 172     $  177
                                                                     =====     ======

     Assumptions used in the accounting as of December 31 were as follows:

                                                                     1994       1995
                                                                     -----     ------
        Discount rate..............................................   8.5%       7.0%
        Rates of increase in compensation levels...................   5.0%       5.0%
        Expected long-term rate of return on assets................   8.5%       8.5%

  (b) Directors Retirement Plan


     In December 1995 the Company adopted a Directors Retirement Plan which provides for retirement benefits for all outside directors with five full calendar years of service as of the later of age 70 or the date of actual retirement as a director. The Company expensed $100,000 in 1995 to provide for past service costs.


  (c) Defined Contribution Pension Plan

     The Company sponsors a defined contribution pension plan covering substantially all of its employees. Contributions to the plan are discretionary and amounted to $97,000, $114,000 and $83,000 in 1993, 1994 and 1995,
respectively.

  (d) Supplementary Retirement Agreements

     The Company entered into supplemental retirement agreements with five executive officers in 1996. These agreements provide benefits based on years of service and average eligible pay for executives.

     The Company's liability for prior service costs related to these agreements was approximately $715,000. This amount has been recorded as another long-term asset and as accrued defined benefit pension liability.

                              SPECTRAN CORPORATION

  (e) Bonus Plans

     The Company sponsors an Employee Profit Sharing Plan covering all employees. The Company also sponsored a transitional plan covering key employees in 1995 and adopted a Key Employee Incentive Plan in 1996 which replaced an Income Growth Incentive Plan in 1994 and 1993. These plans provide for the payment of bonuses if certain performance objectives are obtained. Bonuses of $456,000, $331,000 and $380,000, respectively, were charged to operations in 1993, 1994 and 1995 and $259,000 and $1 million, respectively, for the nine months ended September 30, 1995 and 1996.

14 -- ACQUISITIONS

  (a) Applied Photonic Devices, Inc.

     On May 23, 1995 the Company purchased all the outstanding capital stock of Applied Photonic Devices, Inc. ("APD") for cash and common stock worth approximately $3.9 million. The Company also retired approximately $600,000 of APD bank debt. APD, located in Danielson, Connecticut, manufactures and sells fiber optic cable and related components.

     The purchase method of accounting was used and the results of operations of APD are included in the consolidated financial statements from May 23, 1995.

     Goodwill of $3,255,000 resulted from the purchase and is being amortized over 15 years. Amortization expense amounted to $127,000 and $163,000 in fiscal 1995 and the nine months ended September 30, 1996.

  (b) Ensign-Bickford Acquisitions

     On February 18, 1994 the Company purchased substantially all assets of Ensign-Bickford Optics Company ("EBOC") and Ensign-Bickford Optical Technologies, Inc. ("EBOT"), wholly owned subsidiaries of Ensign-Bickford Industries, Inc., for approximately $7 million. EBOC, renamed SpecTran Specialty Optics Company, manufactures and sells optical fibers, cables and related components. The operations of EBOT, which were conducted in Van Nuys, California, were moved to Sturbridge, Massachusetts.

     The purchase method of accounting was used and the results of operations of SpecTran Specialty Optics Company are included in the consolidated financial statements from February 18, 1994.

15 -- SUBSEQUENT EVENTS (UNAUDITED)

     In December 1996, the Company announced the formation of General Photonics, a 50-50 joint venture between the Company and General Cable, a subsidiary of Wassall plc. General Cable purchased certain assets of the Company's optical fiber cable subsidiary, APD, for approximately $6.3 million and then contributed them to General Photonics for a 50% equity interest. APD contributed its remaining assets to General Photonics in exchange for its 50% equity interest. See -- "Pro Forma Financial Information."


     Also in December 1996, the Company sold $24.0 million of senior secured notes (the "Notes") and concurrently replaced its existing borrowing arrangements with its principal bank with a $20.0 million revolving credit agreement. The Company used approximately $14 million of the money raised from the sale of the Notes to retire its existing indebtedness to its principal bank, thus making available for borrowing the entire $20.0 million of the revolving credit agreement.

                              SPECTRAN CORPORATION

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     In December 1996, the Company formed General Photonics, a 50-50 joint venture between the Company and General Cable, a subsidiary of Wassall plc. General Cable purchased certain assets of the Company's optical fiber cable subsidiary, Applied Photonics Devices, for approximately $6.3 million and then contributed them to General Photonics for a 50% equity interest. Applied Photonics Devices contributed its remaining assets to General Photonics in exchange for its 50% equity interest. The Company will account for its interest in the joint venture under the equity method.

     The following pro forma condensed consolidated balance sheet at September 30, 1996 and pro forma condensed consolidated statements of operations for the year ended December 31, 1995 and nine months ended September 30, 1996 present the condensed consolidated balance sheet and results of operations of the Company as if the joint venture with General Photonics existed as of January 1, 1995 and as if the December 1996 sale of $24.0 million of senior notes to investors and the restructuring of bank loan agreements occurred as of September 30, 1996. See "Recent Developments -- Senior Debt Financing and Refinancing of Existing Bank Loans."

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                            AS OF SEPTEMBER 30, 1996
                                  (UNAUDITED)


                                                                    SEPTEMBER 30, 1996
                                                     ------------------------------------------------
                                                                       PRO FORMA
                                                     HISTORICAL       ADJUSTMENTS           PRO FORMA
                                                     ----------       -----------           ---------
                                                                  (DOLLARS IN THOUSANDS)
                                               ASSETS
Current Assets:
  Cash and Cash Equivalents........................    $ 2,174          $18,483 (1)(2)(3)    $20,657
  Current Portion of Marketable Securities.........        972               --                  972
  Trade Accounts Receivable, net...................     10,201           (2,252)(1)            7,949
  Inventories......................................      8,967           (3,511)(1)            5,456
  Prepaid Expenses and Other Current Assets........      1,252              (12)(1)            1,240
                                                       -------          -------              -------
     Total Current Assets..........................     23,566           12,708               36,274
Investment in Joint Venture........................         --            2,448 (1)(4)         2,448
Property, Plant and Equipment, net.................     14,702             (893)(1)           13,809
Other Assets:
  Long-term Marketable Securities..................      1,422               --                1,422
  Other Long-Term Assets...........................      6,871           (2,978)(1)            3,893
                                                       -------          -------              -------
     Total Other Assets............................      8,293           (2,978)               5,315
                                                       -------          -------              -------
          Total Assets.............................    $46,561          $11,285              $57,846
                                                       =======          =======              =======

                                LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Total Current Liabilities........................    $ 7,398          $  (913)(1)          $ 6,485
Long-term Debt.....................................     12,000           12,000 (2)(3)        24,000
Stockholders' Equity:
Common Stock, voting...............................        539               --                  539
Common Stock, non-voting...........................         --               --                   --
Paid-In Capital....................................     26,745               --               26,745
Net Unrealized Gain (Loss) on Marketable
  Securities.......................................         15               --                   15
Retained Earnings (Deficit)........................       (136)             198 (4)(10)           62
                                                       -------          -------              -------
     Total Stockholders' Equity....................     27,163              198               27,361
                                                       -------          -------              -------
          Total Liabilities and Stockholders'
            Equity.................................    $46,561          $11,285              $57,846
                                                       =======          =======              =======


           See accompanying notes to pro forma financial statements.

                              SPECTRAN CORPORATION
           PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                 FOR THE YEARS ENDED
                                                                  DECEMBER 31, 1995
                                                   ----------------------------------------------
                                                                   PRO FORMA
                                                   HISTORICAL     ADJUSTMENTS           PRO FORMA
                                                   ----------     -----------           ---------
                                                               (DOLLARS IN THOUSANDS)
Net Sales........................................   $38,581         $(3,499)(5)(10)      $35,082
Cost of Sales....................................    25,520          (2,010)(5)(10)       23,510
                                                    -------         -------              -------
Gross Profit.....................................    13,061          (1,489)              11,572
Operating Expenses...............................    12,496          (1,033)(6)           11,463
                                                    -------         -------              -------
Income from Operations...........................       565             456                  109
Other Income.....................................       212             330(7)               542
Equity in Earnings of Joint Venture..............        --             179(8)               179
                                                    -------         -------              -------
Income before Income Taxes.......................       777              53                  830
Income Tax Expense...............................       235            (104)(9)              131
                                                    -------         -------              -------
     Net Income..................................   $   542         $   157              $   699
                                                    =======         =======              =======
     Net Income (Loss) per Share of Common
       Stock.....................................     $0.10                                $0.13
                                                    =======                              =======
Weighted Average shares outstanding..............     5,583                                5,583
                                                    =======                              =======

                                                              FOR THE NINE MONTHS ENDED
                                                                 SEPTEMBER 30, 1996
                                                   ----------------------------------------------
                                                                   PRO FORMA
                                                   HISTORICAL     ADJUSTMENTS           PRO FORMA
                                                   ----------     -----------           ---------
Net Sales........................................   $44,915         $(7,043)(5)(10)      $37,872
Cost of Sales....................................    28,621          (4,727)(5)(10)       23,894
                                                    -------         -------              -------
Gross Profit.....................................    16,294          (2,316)              13,978
Operating Expenses...............................    12,230          (1,659)(6)           10,571
                                                    -------         -------              -------
Income from Operations...........................     4,064            (657)               3,407
Other Income (Expense)...........................      (240)            270(7)                30
Equity in Earnings of Joint Venture..............        --             220(8)               220
                                                    -------         -------              -------
Income before Income Taxes.......................     3,824            (167)               3,657
Income Tax Expense...............................     1,300            (208)(9)            1,092
                                                    -------         -------              -------
     Net Income..................................   $ 2,524         $    41              $ 2,565
                                                    =======         =======              =======
     Net Income (Loss) per Share of Common
       Stock.....................................     $0.43                                $0.43
                                                    =======                              =======
Weighted Average shares outstanding..............     5,930                                5,930
                                                    =======                              =======

           See accompanying notes to pro forma financial statements.

            NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                          AND STATEMENTS OF OPERATIONS

 (1) To record the receipt of $6.3 million cash in exchange for certain assets of Applied Photonic Devices purchased by General Cable and to record the contribution of the remaining Applied Photonic Devices assets and liabilities to General Photonics in return for half the equity in the joint venture.

 (2) To record the elimination of $2.2 million of outstanding debt incurred with the original purchase of Applied Photonic Devices.


 (3) To record the receipt of $24.0 million cash from the issuance of senior secured notes on December 30, 1996 and the repayment of outstanding borrowings from the proceeds of the notes.


 (4) To record the investment in the new joint venture, General Photonics, and related earnings for the period from January 1, 1995.

 (5) To eliminate sales and cost of sales of Applied Photonic Devices, net of intercompany sales and gross profit between subsidiaries.

 (6) To eliminate operating expenses of Applied Photonic Devices.

 (7) To increase interest income on the $4.1 million cash increase and decrease interest expense for the $2.2 million repayment of debt.

 (8) To record SpecTran's 50% share of the after-tax earnings of the unconsolidated joint venture, General Photonics.

 (9) To record the tax effect of the above adjustments.

(10) To eliminate the intercompany profit in ending inventory of General Photonics.

(Inside Back Cover Captions)

Corporate logo on the top of the page with the text immediately below "Innovation in optical fiber"

1. Picture of technician treating a glass preform with chemicals.

     Text to the right of the picture "SpecTran uses proprietary technology to manufacture preforms, the first step in optical fiber production. SpecTran's design innovations enable the company to produce the broadest range of fibers for specialty applications, in addition to standard fibers for communication applications."

2. Picture of a technician on a platform monitoring a draw tower.

     Text above the picture "SpecTran engineers and technicians closely monitor every stage of the production process. Continuous improvements are implemented to ensure SpecTran's products remain competitive in the dynamic fiber optic market."

3. Picture of a technician viewing a screen while testing the fiber.

     Text below the picture "Large volumes of optical fiber are evaluated by the quality control department each day. Automated equipment, like this high speed tester, ensure testing is both efficient and accurate."

4. Picture of technician with a microscope viewing the fiber core.

     Text to the right of the picture "The optical fiber industry demands close attention to quality. In addition to being ISO 9001 registered, SpecTran's manufacturing processes produce optical fibers that meet the stringent specifications demanded by cable manufacturers throughout the world."

================================================================================

                              TABLE OF CONTENTS

                                 PAGE
                                 ----
Prospectus Summary.............     3
Risk Factors...................     6
Recent Developments............    10
Use of Proceeds................    12
Price Range of Common Stock and
   Dividend Policy.............    12
Capitalization.................    13
Selected Consolidated Financial
   Data........................    14
Management's Discussion and
   Analysis of Financial
   Condition and Results of
   Operations..................    15
Business.......................    21
Management.....................    30
Principal and Selling
   Stockholders................    33
Description of Securities......    35
Shares Available for Future
   Sale........................    37
Underwriting...................    38
Legal Matters..................    39
Experts........................    39
Additional Information.........    39
Incorporation of Certain
   Information by Reference....    40
Index to Consolidated Financial
   Statements..................   F-1

                            ------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

================================================================================


                                1,800,000 SHARES



                                 [SPECTRAN LOGO]


                                  COMMON STOCK


                          ---------------------------
                                   PROSPECTUS
                          ---------------------------


                                           , 1997



                                 TUCKER ANTHONY
                                  INCORPORATED




                                RAYMOND JAMES &
                                ASSOCIATES, INC.


================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are estimated as follows:


    SEC Registration Fee......................................................  $ 15,000
    Legal Fees and Expenses...................................................   207,000
    Accounting Fees...........................................................   100,000
    NASD Filing Fee...........................................................     5,000
    Nasdaq National Market Listing Fee........................................    17,000
    Blue Sky Fees and Expenses (including Legal Fees).........................    20,000
    Printing..................................................................    60,000
    Transfer Agent's and Registrar's Fees and Expenses........................     3,000
    Miscellaneous.............................................................    50,000
                                                                                --------
         Total................................................................  $460,000
                                                                                ========


     Allen & Company Incorporated, the Selling Stockholder, has agreed to reimburse the Company for approximately 19% up to a maximum of $60,000 of such total expenses. The other expenses incurred by the Company in connection with the offering reflected above will be paid by the Company.

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 145 of the Delaware General Corporation Law sets forth provisions with respect to indemnification of a corporation's directors, officers, employees and agents. The Certificate of Incorporation of the Company provides for indemnification of directors from breaches of fiduciary duty under certain limited circumstances.

     The Registrant maintains officers' and directors' liability insurance.

     The Underwriting Agreement, filed as Exhibit 1.1 to this Registration Statement, provides for indemnification and contribution by the Underwriters with respect to certain liabilities of directors and officers of the Registrant.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or arrangements, such provisions or arrangements may be limited by the Registrant's undertaking set forth in the fourth paragraph of Item 17 of this Registration Statement.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


 1.1      Proposed Form of Underwriting Agreement. (Incorporated by reference from
          Registrant's Registration Statement on Form S-3 (Reg. No. 333-19449) filed January
          9, 1997.)
 3.1      Certificate of Incorporation of the Registrant, as amended. (Incorporated by reference to Registrant's Annual Report on Form 10-K for its fiscal year ended
          December 31, 1991.)
 3.2      By-Laws of the Registrant, as amended. (Incorporated by reference to Registrant's
          Annual Report on Form 10-K for its fiscal year ended December 31, 1991.)
 4.5      Form of Stock Certificate for Voting Common Stock. (Incorporated by reference to
          Registrant's Registration Statement on Form S-1 (Reg. No. 2-83172) effective June
          2, 1983.)
 5.1      Opinion of Hackmyer & Nordlicht. (To be filed by amendment)
10.1      Registrant's 1991 Incentive Stock Option Plan. (Incorporated by reference to the
          Registrant's Proxy Statement dated April 9, 1991.)

10.7      License Agreement dated August 15, 1981 between the Registrant and Western Electric
          Company, Incorporated. (Incorporated by reference to Registrant's Registration
          Statement on Form S-1 (Reg. No. 2-83172) effective June 2, 1983.) (Registrant has been granted confidential treatment of portions of this Exhibit.)
10.46     Common Stock Purchase Warrant issued to Allen & Company Incorporated. (Incorporated by reference to the Registrant's Annual Report on Form 10-K for its fiscal year ended December 31, 1990.)
10.49     License Agreement dated as of the first day of January 1991 by and between the
          Registrant and Corning Incorporated. (Registrant has been granted confidential treatment of portions of this Exhibit.) (Incorporated by reference to Registrant's
          Annual Report on Form 10-K for its fiscal year ended December 31, 1991.)
10.53     Asset Purchase Agreement between Ensign-Bickford Optics Company and SpecTran
          Specialty Optics Company dated February 18, 1994. (Incorporated by reference to the
          Registrant's Report on Form 8-K dated March 3, 1994.)
10.54     Stock Purchase Agreement between Ensign-Bickford Optical Technologies, Inc. and
          EBOT Acquisition Corp. dated February 18, 1994. (Incorporated by reference to the
          Registrant's Report on Form 8-K dated March 3, 1994.)
10.55     Lease between 150 Fisher Associates Limited Partnership and SpecTran Specialty
          Optics Company dated February 18, 1994. (Incorporated by reference to the
          Registrant's Report on Form 10-K dated March 30, 1994.)
10.56     Lease between Avon Park Properties and SpecTran Specialty Optics Company dated
          February 18, 1994. (Incorporated by reference to the Registrant's Report on Form
          10-K dated March 30, 1994.)
10.57     Lease between Avon Park Properties and SpecTran Specialty Optics Company dated
          February 18, 1994. (Incorporated by reference to the Registrant's Report on Form
          10-K dated March 30, 1994.)
10.61     Stock Purchase Agreement among APD Acquisition Corp. and Irving N. Dwyer, David P.
          DaVia, The Irving N. Dwyer and Annette M. Dwyer Charitable Remainder Trust and The
          DaVia Charitable Remainder Trust. (Incorporated by reference to the Registrant's
          Report on Form 10-K dated March 31, 1995)
10.62     Directors Retirement Plan dated December 27, 1995 (Incorporated by reference to the
          Registrant's Report on Form 10-K dated March 29, 1996)
10.63     Registrant's Employee Profit Sharing Plan as revised and adopted effective January
          1, 1995 (Incorporated by reference to the Registrant's Report on Form 10-K dated
          March 29, 1996)
10.64     Lease between Mark C. Yellin and Applied Photonic Devices, Inc. dated January 15,
          1996. (Incorporated by reference to the Registrant's Report on Form 10-K dated
          March 29, 1996)
10.65     Lease between Fabrilock, Inc. and Applied Photonic Devices, Inc. dated February 6,
          1996. (Incorporated by reference to the Registrant's Report on Form 10-K dated
          March 29, 1996)
10.69     Supplemental Retirement Agreement between Spectran Corporation and Raymond E.
          Jaeger dated May 8, 1996. (Incorporated by reference to the Registrant's Quarterly
          Report on Form 10-Q dated August 9, 1996)
10.70     Supplemental Retirement Agreement between SpecTran Corporation and Bruce A. Cannon dated May 8, 1996. (Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q dated August 9, 1996)
10.71     Supplemental Retirement Agreement between SpecTran Corporation and Crawford L.
          Cutts dated May 8, 1996. (Incorporated by reference to the Registrant's Quarterly
          Report on Form 10-Q dated August 9, 1996)
10.72     Supplemental Retirement Agreement between SpecTran Corporation and William B. Beck dated May 8, 1996. (Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q dated August 9, 1996)
10.73     Supplemental Retirement Agreement between SpecTran Corporation and John E. Chapman dated May 8, 1996. (Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q dated August 9, 1996)

10.74     Lease between CRJ Realty Trust and SpecTran Communication Fiber Technologies, Inc.
          dated July 22, 1996. (Incorporated by reference to the Registrant's Quarterly
          Report on Form 10-Q dated August 9, 1996)
10.75     Contractual Agreement Between Lucent Technologies Inc. and SpecTran Corporation
          dated October 3, 1996. (Registrant has applied for confidential treatment for portions of this Exhibit) (Incorporated by reference to the Registrant's Quarterly
          Report on Form 10-Q dated November 13, 1996)
10.76     Three Year Multimode Optical Fiber Supply Contract between Corning Incorporated and
          SpecTran Corporation dated as of January 1, 1996. (Registrant has applied for confidential treatment for portions of this Exhibit) (Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q dated November 13, 1996)
10.79     Key Employee Incentive Plan effective as of January 1, 1996. (Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q dated November 13,
          1996)
10.80     Employment Agreement between SpecTran Corporation and Raymond E. Jaeger dated as of
          December 14, 1992. (Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q dated November 13, 1996)
10.81     Employment Agreement between SpecTran Corporation and Bruce A. Cannon dated as of
          December 14, 1992. (Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q dated November 13, 1996)
10.82     Employment Agreement between SpecTran Corporation and John E. Chapman dated as of
          December 14, 1992. (Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q dated November 13, 1996)
10.83     Employment Agreement between SpecTran Corporation and Crawford L. Cutts dated as of
          January 1, 1996. (Incorporated by reference to the Registrant's Quarterly Report on
          Form 10-Q dated November 13, 1996)
10.84     Employment Agreement between SpecTran Corporation and William B. Beck dated as of
          February 18, 1994. (Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q dated November 13, 1996)
10.85     Employment Agreement between SpecTran Corporation and Glenn E. Moore dated as of
          December 1995. (Incorporated by reference to the Registrant's Quarterly Report on
          Form 10-Q dated November 13, 1996)
10.86     Note Purchase Agreement between SpecTran Corporation and Massachusetts Mutual Life
          Insurance Company dated as of December 1, 1996. (Incorporated by reference to the
          Registrant's Current Report on Form 8-K dated December 31, 1996)
10.87     Note Purchase Agreement between SpecTran Corporation and CM Life Insurance Company dated as of December 1, 1996. (Incorporated by reference to the Registrant's
          Current Report on
          Form 8-K dated December 31, 1996)
10.88     Note Purchase Agreement between SpecTran Corporation and The Mutual Life Insurance
          Company of New York dated as of December 1, 1996. (Incorporated by reference to the
          Registrant's Current Report on Form 8-K dated December 31, 1996)
10.89     Note Purchase Agreement between SpecTran Corporation and Atwell & Co. dated as of
          December 1, 1996. (Incorporated by reference to the Registrant's Current Report on
          Form 8-K dated December 31, 1996)
10.90     Security Agreement among SpecTran Corporation, SpecTran Communication Fiber
          Technologies, Inc., SpecTran Specialty Optics Company, Applied Photonic Devices,
          Inc. and Fleet National Bank, as Trustee, dated as of December 1, 1996.
          (Incorporated by reference to the Registrant's Current Report on Form 8-K dated
          December 31, 1996)
10.91     Trademark Security Agreement among SpecTran Corporation, SpecTran Communication
          Fiber Technologies, Inc, SpecTran Specialty Optics Company, Applied Photonic
          Devices, Inc. and Fleet National Bank, as Trustee, dated as of December 1, 1996.
          (Incorporated by reference to the Registrant's Current Report on Form 8-K dated
          December 31, 1996)

10.92     Patent Collateral Assignment among SpecTran Corporation, SpecTran Communication
          Fiber Technologies, Inc, SpecTran Specialty Optics Company, Applied Photonic
          Devices, Inc. and Fleet National Bank, as Trustee, dated as of December 1, 1996.
          (Incorporated by reference to the Registrant's Current Report on Form 8-K dated
          December 31, 1996)
10.93     Pledge Agreement among SpecTran Corporation, SpecTran Communication Fiber
          Technologies, Inc, SpecTran Specialty Optics Company, Applied Photonic Devices,
          Inc. and Fleet National Bank, as Trustee, dated as of December 1, 1996.
          (Incorporated by reference to the Registrant's Current Report on Form 8-K dated
          December 31, 1996)
10.94     Mortgage, Assignment of Rents and Security Agreement by SpecTran Communication
          Fiber Technologies, Inc. to Fleet National Bank, as Trustee, dated as of December
          1, 1996. (Incorporated by reference to the Registrant's Current Report on Form 8-K dated December 31, 1996)
10.95     Open-End Mortgage, Assignment of Rents and Security Agreement by SpecTran Specialty
          Optics Company to Fleet National Bank, as Trustee, dated as of December 1, 1996.
          (Incorporated by reference to the Registrant's Current Report on Form 8-K dated
          December 31, 1996)
10.96     Guaranty Agreement dated as of December 1, 1996 by SpecTran Communication Fiber
          Technologies, Inc., SpecTran Specialty Optics Company and Applied Photonic Devices,
          Inc. in favor of Massachusetts Mutual Life Insurance Company, CM Life Insurance
          Company, The New York Mutual Life Insurance Company and Atwell & Co. (Incorporated
          by reference to the Registrant's Current Report on Form 8-K dated December 31,
          1996)
10.97     Loan Agreement among SpecTran Corporation, SpecTran Communication Fiber
          Technologies, Inc., SpecTran Specialty Optics Company, Applied Photonic Devices,
          Inc. and Fleet National Bank dated as of December 1, 1996. (Incorporated by reference to the Registrant's Current Report on Form 8-K dated December 31, 1996)
10.98     Limited Liability Company Agreement of General Photonics, LLC between Applied
          Photonic Devices, Inc. and General Cable Industries, Inc. dated as of December 23,
          1996. (Registrant has applied for confidential treatment for portions of this
          Exhibit) (Incorporated by reference to the Registrant's Current Report on Form 8-K dated January 8, 1997)
10.99     Asset Purchase Agreement among Applied Photonic Devices, Inc., SpecTran
          Corporation, General Cable Corporation and General Cable Industries, Inc. dated as of December 23, 1996. (Incorporated by reference to the Registrant's Current Report on Form 8-K dated January 8, 1997)
10.100    Investor's Representations, Contribution Agreement and Subscription Agreement among
          Applied Photonic Devices, Inc., SpecTran Corporation and General Photonics, LLC
          dated as of December 23, 1996. (Incorporated by reference to the Registrant's
          Current Report on Form 8-K dated January 8, 1997)
10.101    Non-Competition Agreement among General Cable Industries, Inc., General Cable
          Corporation, Applied Photonic Devices, Inc., SpecTran Corporation and General
          Photonics, LLC dated December 23, 1996. (Registrant has applied for confidential treatment for portions of this Exhibit) (Incorporated by reference to the
          Registrant's Current Report on Form 8-K dated January 8, 1997)
10.102    Standstill Agreement among General Cable Industries, Inc., General Cable
          Corporation and SpecTran Corporation dated as of December 23, 1996. (Registrant has applied for confidential treatment for portions of this Exhibit) (Incorporated by reference to the Registrant's Current Report on Form 8-K dated January 8, 1997)
10.103    Letter amendment to Three Year Multimode Optical Fiber Supply Contract between
          Corning Incorporated and SpecTran Corporation dated as of January 1, 1996.
          (Registrant has applied for confidential treatment for portions of this Exhibit.)
          (Incorporated by reference from Registrant's Current Report on Form 8-K dated
          January 8, 1997)
10.104    Letter amendment to Employment Agreement between SpecTran Specialty Optics Company and William B. Beck dated April 18, 1996. (Incorporated by reference to the
          Registrant's Current Report on Form 8-K dated January 8, 1997)
10.105    Cross-Indemnity Agreement between SpecTran Corporation and Allen & Company
          Incorporated (To be filed by amendment).
23.1      Report and Consent of KPMG Peat Marwick. (Incorporated by reference from
          Registrant's Registration Statement on Form S-3 (Reg. No. 333-19449) filed January
          9, 1997.)

23.2      Consent of Hackmyer & Nordlicht. (To be filed by amendment)
24.0      Power of Attorney. (Incorporated by reference from Registrant's Registration
          Statement on Form
          S-3 (Reg. No. 333-19449) filed January 9, 1997.)


ITEM 17.  UNDERTAKINGS

     1. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be the initial bona fide offering thereof.

     2. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     3. The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denomination and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     4. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sturbridge, State of Massachusetts, on January 17, 1997.


                                            SPECTRAN CORPORATION

                                                    /S/  RAYMOND E. JAEGER,
                                                        PH.D.
                                            By:.................................
                                                  RAYMOND E. JAEGER, PH.D.
                                                   CHAIRMAN OF THE BOARD


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.



                SIGNATURE                               TITLE                       DATE
------------------------------------------  ------------------------------    -----------------

        /s/  DR. RAYMOND E. JAEGER          Chairman of the Board of           January 17, 1997
 ........................................     Directors (principal
          DR. RAYMOND E. JAEGER               executive officer)

           /s/  GLENN E. MOORE              President, Chief Executive         January 17, 1997
 ........................................     Officer and Director
              GLENN E. MOORE

           /s/  BRUCE A. CANNON             Senior Vice President, Chief       January 17, 1997
 ........................................     Financial Officer,
             BRUCE A. CANNON                  Secretary, Treasurer and
                                              Director (principal
                                              financial officer and
                                              principal accounting
                                              officer)

                    *                       Senior Vice President --           January 17, 1997
 ........................................     Technology and Director
             JOHN E. CHAPMAN

                    *                       Director                           January 17, 1997
 ........................................
             IRA S. NORDLICHT

                    *                       Director                           January 17, 1997
 ........................................
            DR. PAUL D. LAZAY

                    *                       Director                           January 17, 1997
 ........................................
           RICHARD M. DONOFRIO
                                            Director                           January   , 1997
 ........................................
             DR. LILY K. LAI


---------------


* By Bruce A. Connon as attorney-in-fact